As filed with the Securities and Exchange Commission on December 19, 2003.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CENTERGISTIC SOLUTIONS, INC.

(Name of small business issuer in its charter)

California	561430	95-2873122

(State or jurisdiction of	(Primary Standard Industrial	(IRS Employer
incorporation or organization)	Classification Code Number)	I.D. Number)

2045 W. Orangewood Avenue
Orange, California 92868
(714) 935-9000
(Address and telephone number of principal executive offices)

2045 W. Orangewood Avenue
Orange, California 92868
(714) 935-9000
(Address of principal place of business or intended principal place of business)

David M. Cunningham
2045 W. Orangewood Avenue
Orange, California 92868
(714) 935-9000
(Name, address and telephone number of agent for service)

Copies to:
Caldwell R. Campbell, Esq.
Day & Campbell, LLP
2030 Main Street, Suite 1600
Irvine, California 92614
(949) 553-1500 (telephone)
(949) 553-1544 (facsimile)

          Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

          If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: [X]

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [   ]

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
Title of Each		Maximum	Maximum	Amount of
Class of Securities	Amount to	Offering Price	Aggregate	Registration
To be Registered	be Registered(1)	Per Share(2)	Offering Price(2)	Fee

Common Stock	498,332 shares	$3.18	$1,584,696	$130

          (1)This registration statement registers the resale of up to 498,332 shares of common stock offered by our selling stockholders, including 8,402 shares issuable upon exercise of warrants and 139,930 shares issuable upon exercise of convertible promissory notes. In addition to the number of shares set forth above, the amount to be registered includes any shares of our common stock issued as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416.

          (2)The Proposed Maximum Offering Price Per Share and the Proposed Maximum Aggregate Offering Price in the table above are estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 promulgated under the Securities Act of 1933. Since there is no current trading market for the common stock, the Proposed Maximum Offering Price is based upon the highest of (i) the highest sales price per share of common stock sold by us and (ii) the highest price per share of the shares issuable upon exercise of the warrants and convertible promissory notes.

          We hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until we shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

          THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION DATED DECEMBER 19, 2003

CENTERGISTIC SOLUTIONS, INC.
Prospectus

498,332 SHARES OF COMMON STOCK

          This prospectus covers the resale of up to 498,332 shares of our common stock owned by our selling stockholders who will offer their shares, if the common stock is quoted on the Nasdaq Over-the-Counter Bulletin Board, at then prevailing market prices or privately negotiated prices. The selling stockholders previously purchased the shares, or will purchase the shares upon exercise of warrants and convertible promissory notes, from us in private transactions. We will not receive any of the proceeds from the sale of the 498,332 shares.

          No public market currently exists for our common stock. We plan to apply to list our common stock on the Nasdaq Over-the-Counter Bulletin Board Trading System.

          Investing in our common stock involves substantial risks. See “Risk Factors” beginning on page 7.

          The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                , 2003.

ABOUT THIS PROSPECTUS
SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
SELECTED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN TRANSACTIONS
PRINCIPAL STOCKHOLDERS
SELLING STOCKHOLDERS
DESCRIPTION OF SECURITIES
EXPERTS
LEGAL MATTERS
SIGNATURES
Exhibit Index
EXHIBIT 3.1
EXHIBIT 3.2
EXHIBIT 3.3
EXHIBIT 3.4
EXHIBIT 3.5
EXHIBIT 3.6
EXHIBIT 3.7
EXHIBIT 3.8
EXHIBIT 3.9
EXHIBIT 3.10
EXHIBIT 10.1
EXHIBIT 10.2
EXHIBIT 10.3
EXHIBIT 10.4
EXHIBIT 10.5
EXHIBIT 10.6
EXHIBIT 10.7
EXHIBIT 10.8
EXHIBIT 10.9
EXHIBIT 10.10
EXHIBIT 10.11
EXHIBIT 10.12
EXHIBIT 10.13
EXHIBIT 10.14
EXHIBIT 10.15
EXHIBIT 10.16
EXHIBIT 10.17
EXHIBIT 10.18
EXHIBIT 21
EXHIBIT 23.2

     We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form SB-2 under the Securities Act of 1933 with respect to our common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to our company and our common stock offered hereby, reference is made to the registration statement and the exhibits filed as part of the registration statement. We are not currently required to file periodic reports with the Securities and Exchange Commission, but will be required to do so upon the effective date of the Registration Statement. These periodic reports include quarterly reports and annual reports which include our audited financial statements. The registration statement, including exhibits thereto, and all of our future periodic reports may be inspected without charge at the Securities and Exchange Commission’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, after payment of fees prescribed by the Securities and Exchange Commission. You may obtain additional information regarding the operation of the Public Reference Section by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a World Wide Web site which provides on-line access to reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at the address: http://www.sec.gov.

Centergistic Solutions, CenterStats, AgentView and AgentLink are registered trademarks of Centergistic Solutions. See “Business” for a list of other trademarks of Centergistic Solutions, including AgentView Enterprise, AgentView Enterprise EPM, AgentView Web, AgentView WAP, PowerUser, Advanced Threshold Handling, Performance Indicator Builder and CenterStats OmniCollector. All other brand names or trademarks appearing in this prospectus are the property of their respective owners.

ABOUT THIS PROSPECTUS

     You should rely only on the information contained in this prospectus as we have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where such an offer or sale is not permitted.

SUMMARY

     This summary highlights material information regarding our company and the offering contained in this prospectus. You should read the entire prospectus carefully, including the financial information and related notes, before making an investment decision. Reference in this prospectus to “we”, “us”, and “our” all refer collectively to Centergistic Solutions, Inc. and its subsidiaries unless the context indicates otherwise or as otherwise noted.

Business

     Centergistic designs, installs, and services business performance and intelligence management software used by managers of customer contact centers. These products help companies improve productivity by providing an integrated, unified view of critical information throughout the enterprise. This information is provided in the form of real time “smart” metrics and alerts, along with sophisticated analytics.

     Centergistic’s flagship AgentView product is installed in over 3,500 locations worldwide, monitoring performance and operations efficiency of the workforce and processes. Centergistic’s recently released CenterStats product expands performance management throughout the enterprise, providing a desktop “digital cockpit” of critical business metrics. We believe it is more powerful in its collection and alert filtering technology than any other software package available. The system works without disrupting existing management information systems. Sold initially to the contact center market, our strategy is to expand CenterStats to the enterprise. Centergistic’s core competence is simultaneous data collection from all types of telecommunications switches and automatic call distributors (ACDs), as well as from disparate management information systems and databases, and the customized presentation of that data for real-time performance management.

     Centergistic sells its products principally through sophisticated and well-established telecommunications equipment distributors in the U.S., Europe, and Latin America.

     Our corporate administrative office is located at 2045 W. Orangewood Avenue, Orange, California 92868, and our telephone number is (714) 935-9000. Our Web site is at www.centergistic.com. Information on the Web site is not a part of this prospectus.

Plan of Distribution

     The shares covered by this prospectus will be offered by the selling stockholders from time to time in open market transactions at prevailing market prices or in private transactions at negotiated prices. We will not receive any of the proceeds from these sales.

The Offering

Common stock outstanding as of September 30, 2003.	1,152,677 shares
Shares offered by the selling stockholders	498,332 shares of common stock

     In addition to the 1,152,677 shares outstanding, as of September 30, 2003 there were 251,950 shares issuable upon exercise of outstanding common stock options, 640,816 shares issuable upon exercise of outstanding warrants and 154,079 shares issuable upon conversion of outstanding convertible promissory notes.

     The shares offered by the selling stockholders includes 148,332 shares issuable upon exercise of warrants or conversion of convertible promissory notes held by them as of September 30, 2003.

Description of Selling Stockholders

     Through this prospectus, we are registering the resale of up to 498,332 shares of our common stock held by the selling stockholders. None of the selling stockholders are officers, directors or 10% or greater stockholders of our company.

Forward-looking Statements

     This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us which are discussed in the Risk Factors section below as well as throughout this prospectus. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

Summary Financial Data

     The following summary financial data is qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus.

Statement of Operations Data:

	Fiscal years ended		Three months ended
	June 30,		September 30,

	2003	2002	2003	2002

			(unaudited)
Revenue	$4,307,916	$4,122,879	$988,246	$934,607
General and administrative expenses	$1,694,053	$1,891,443	$404,742	$438,608
Net loss	$(243,286)	$(1,161,267)	$(180,774)	$(132,777)
Basic and diluted loss per share	$(0.21)	$(0.99)	$(0.16)	$(0.12)
Basic and diluted weighted average number of shares of common stock outstanding	1,158,918	1,167,938	1,152,677	1,159,176

Balance Sheet Data:

	June 30, 2003	September 30, 2003

		(unaudited)
Total assets	$1,945,188	$2,356,527
Total liabilities	$563,450	$1,098,262
Stockholders’ equity	$1,381,738	$1,258,265

RISK FACTORS

The shares of common stock offered by this prospectus involve a high degree of risk. You should carefully consider the following risk factors, in addition to the other information set forth in this prospectus, before you purchase these shares. This prospectus contains forward-looking statements. Those statements appear in a number of places herein and include statements regarding our intent, belief or current expectations, primarily with respect to our future operating performance or related industry developments. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results and industry developments may differ from those described in the forward-looking statements as a result of various factors, many of which are beyond our control. The information contained herein, including, without limitation, the information set forth below and the information provided under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” identifies important factors that could cause such differences.

We have a limited history with our new product and lack of significant revenue makes it difficult to evaluate our business.

     We have a limited operating history with our new CenterStats product and have not generated any significant revenues to date. Our products must be considered in light of the risks and difficulties frequently encountered by established companies with new products in new and rapidly evolving markets. These risks include our ability to attract a larger audience to our business; increase awareness of our brand; strengthen user-loyalty; maintain our current, and develop new, strategic relationships; respond effectively to competitive pressures; continue to develop and upgrade our technology; and attract, retain and motivate qualified personnel. Our marketing and business strategy may be unsuccessful and we may be unable to address the risks we face in a cost-effective manner, if at all.

We lack significant revenues from our new product and expect significant continuing losses, which could decrease the value of your shares.

     We have not generated significant revenues with our new CenterStats product and expect to continue to incur significant operating losses for the foreseeable future. We incurred a net loss of $243,286 for our fiscal year ended June 30, 2003, and as of such date our accumulated deficit was $1,217,425. For the three month period ended September 30, 2003, we incurred a net loss of $180,774 and our accumulated deficit was $1,398,199 as of such date. We expect that our operating expenses will increase significantly as we continue to expand our business. As a result, we will need to generate significantly more revenues to achieve profitability. We may not be able to do so. We may also require additional financing in order to implement our marketing and business strategy. We may not be able to obtain the financing or obtain it on terms acceptable to us. If revenues grow slower than we anticipate, or if operating expenses exceed our expectations or cannot be reduced accordingly, or if we cannot obtain additional financing, our business, operating results and financial condition may be materially harmed.

Our future revenue is not predictable, and our operating results could vary significantly.

     As a result of our limited operating history with our new CenterStats product, we are unable to reliably forecast our revenues. Our future quarterly operating results may fluctuate significantly due to a variety of factors including:

•	the demand for our CenterStats product;

•	our ability to attract new customers and upgrade or enhance the performance management (real-time and/or historical) reporting system already installed in the contact centers of our current customers;

•	price competition;

•	the introduction of new performance management reporting system products by our competitors;

•	the amount and timing of receipt of additional funds to implement our marketing and business strategy; and

•	general economic conditions.

     Any one of these factors could cause our revenue and operating results to vary significantly. In addition, as a strategic response to changes in the competitive market, we may from time to time make certain pricing or marketing decisions that could adversely affect our operating results in a given period.

The loss of Dacon PLC as a customer would have a material adverse effect on our business.

     We sell a substantial portion of our products to Dacon PLC, which is based in the United Kingdom and has been a distributor of our products for the past 10 years. For the fiscal years ended June 30, 2003 and 2002, Dacon accounted for 31% and 32%, respectively, of total net revenues, and for 18% and 7% of total trade receivables at June 30, 2003 and 2002, respectively. For the three month periods ended September 30, 2003 and 2002, Dacon accounted for 25% and 30%, respectively, of net revenues, and 18% of total trade receivables as of September 30, 2003. The loss of Dacon PLC as a customer would have a material adverse effect on our business. We also depend significantly upon the revenue derived from the sale of our products to British Telecom, Lucent and several other independent distributors. Our agreements with these parties do not require them to purchase any specified quantity of products from us. Although we consider our relationship with each of these customers to be good, they could decide not to purchase our products.

We face risks associated with operations in foreign countries which may harm our business.

     We derive a substantial portion of our revenues from international customers. For the fiscal years ended June 30, 2003 and 2002, international customers (including Dacon) represented approximately 60% and 59%, respectively, of our total net revenues. For the three month period ended September 30, 2003 and 2002, international customers (including Dacon) represented 50% and 60%, respectively, of our total net revenues.

     We face certain risks inherent in conducting business internationally, such as languages and cultural differences, difficulties in collecting accounts receivable and longer collection periods, seasonal business activity in certain parts of the world, fluctuations in currency exchange rate, legal and governmental regulatory requirements, and potential political and economic unrest. Any of these factors could seriously harm our international operations, and consequently, our business.

     To date, a majority of our international revenues have been denominated in United States dollars. However, future international revenues may be denominated in currencies other than the United States dollar. We have not engaged in any foreign exchange hedge transactions, and we are therefore subject to foreign currency risk.

We face intense competition in the performance management reporting industry and if we cannot compete effectively, we will not be able to increase revenues or achieve profitability.

     Our ability to increase revenues and achieve profitability is directly related to our ability to compete effectively with our competitors. We face intense competition from other companies producing similar products. Increased competition could diminish our ability to be profitable or result in loss of market share and damage our products and brands. Many of our competitors are larger, better established and have greater financial, marketing and distribution resources than us. These greater resources permit our competitors to implement extensive advertising and promotional programs which we have not been, and will not be, able to match. New technologies and the expansion of existing technologies may also increase the competitive pressures on us. We can not assure you that we will be able to compete successfully against our current or future competitors or that competition will not have a material adverse effect on our business, operating results and financial condition.

If we fail to keep pace with rapid technological changes in our industry, it could materially harm our ability to attract and retain customers.

     Our market is characterized by rapidly changing technologies, frequent new product and service introductions and evolving industry standards. The recent growth of the Internet and intense competition in our industry exacerbate these market characteristics. To achieve our goals, we need to effectively integrate the various software programs and tools required to enhance and improve our product and service offerings and manage our business. Our future success will depend on our ability to adapt to rapidly changing technologies by continually improving the performance features and reliability of our products and services. We may have to raise additional capital to successfully improve the features and reliability of our products and services. We may not be able to obtain the financing or obtain it on terms acceptable to us. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of new products and services. In addition, our new enhancements must meet the requirements of our current and prospective users and must achieve significant market acceptance.

Our success depends on our key personnel.

     Our future success depends to a significant extent on the continued services of our senior management, particularly, Ricardo Brutocao, Chief Executive Officer, and David Cunningham, Chief Operating and Financial Officer, and other key personnel, particularly, Rama Iyer, Vice President, Technology and Product Management. The loss of the services of any of these persons could materially harm our business. We have no employment agreements with Mr. Cunningham or Mr. Iyer. We do not maintain “key person” life insurance for any of our personnel at this time but may decide to in the future. Our future success also depends on our ability to attract, retain and motivate highly skilled employees. Competition for these personnel is intense. If we are unable to hire additional qualified employees, our growth could be impaired.

Our success depends on growth in the telecommunications industry.

     While the Company as a whole is not dependent upon the telecommunications industry, our AgentView™ legacy products are substantially positioned in the sector. Our business would be adversely affected to the extent that the telecommunications industry continues to contract through consolidation and advances in technology, or does not achieve sustainable growth, particularly usage by companies who use multiple software applications. A number of factors may inhibit the telecommunications industry’s growth, including: i) financial difficulties and recent bankruptcies of major providers such as Global Crossing and Worldcom; ii) competitive concerns centered around large-scale price cutting; iii) reluctance of industry companies to place purchase orders for capital expenditures; and iv) lack of increasing customer demand for premium and high-speed services. If these conditions continue to occur in the future, the telecommunications industry, as well as the purchase of our products by it, could grow more slowly or decline.

If we cannot adequately protect our proprietary technology, our financial results may suffer.

     Our success depends on our ability to obtain or maintain protection of certain proprietary technologies used in our principal products. We rely on a combination of trademarks, copyrights, trade secret laws and contractual provisions to protect our proprietary rights. We also have a patent pending for an information management system. We cannot assure you that our patent application will result in any patent being issued to us or, if issued, that any patent claims will be of sufficient scope or strength to provide any meaningful protection or any competitive advantage to us. There can be no assurance that these protections will be adequate to prevent our competitors from misappropriating our technology, or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. To protect our trade secrets and other proprietary information, we require employees, consultants and others to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information.

If we are found to infringe the proprietary rights of others, we could be required to redesign our products, pay royalties or enter into license agreements with third parties.

     Although we have never been the subject of a material intellectual property dispute, there can be no assurance that a third party will not assert that our technology violates its intellectual property rights in the future. As the number of software products in our target market increases and the functionality of these products further overlap, we believe that software developers may become increasingly subject to infringement claims. Any claims, whether with or without merit, could:

•	be expensive and time consuming to defend,

•	cause us to cease making, licensing or using products that incorporate the challenged intellectual property,

•	require us to redesign our products, if feasible,

•	divert management’s attention and resources, and

•	require us to enter into royalty or licensing agreements in order to obtain the right to use necessary technologies.

     There can be no assurance that third parties will not assert infringement claims against us in the future with respect to our current or future products or that any such assertion will not require us to enter into royalty arrangements (if available) or litigation that could be costly to us.

A large percentage of our stock is owned by relatively few people, including officers and directors, and their interest may be different from and conflict with yours.

     As of September 30, 2003, our officers and directors beneficially owned a total of 1,459,251 shares (including shares issuable upon exercise of options, warrants or convertible securities beneficially owned by them that are exercisable or convertible within 60 days after September 30, 2003), or approximately 77% of our outstanding common stock. If you purchase shares covered by this prospectus, you may be subject to certain risks due to the concentrated ownership of our common stock. For example, these stockholders could, if they were to act together, affect the outcome of stockholder votes which could, among other things, affect elections of directors, delay or prevent a change in control or other transaction that might be beneficial to you as a stockholder.

Future sales of shares of our common stock which are eligible for sale by our stockholders may decrease the price of our common stock.

     We had 1,152,677 shares of common stock outstanding on September 30, 2003. All of these shares are “restricted securities” under Rule 144 of the Securities Act of 1933. An additional 1,046,845 shares underlying options, warrants and convertible promissory notes outstanding on September 30, 2003 will be restricted securities if and when they are issued. Restricted securities may be sold only if they are registered under the Securities Act or if an exemption from the registration requirements of the Securities Act is available. Generally, stockholders may sell restricted securities without registration after having held them for one year and subject to certain volume limitations. Actual sales, or the prospect of sales by our present stockholders or by future holders of restricted securities under Rule 144, or otherwise, may, in the future, have a depressive effect on the market price of our common stock.

There is no public trading market for our common stock.

     There is no public market for our common stock. We do not currently satisfy the criteria for quotation of our common stock on the NASDAQ Small Cap Market. Accordingly, trading, if any, in our common stock will be conducted in the over-the-counter markets on the NASD’s “Electronic Bulletin Board” or in the so-called “pink sheets”. As a result, investors could find it more difficult to dispose of, or to obtain accurate quotations as to the price of, our common stock.

Risks of penny stocks.

     If a market ever develops for our common stock, our common stock may be deemed to be penny stock as that term is defined in Rule 3a51-1 of the Securities Exchange Act of 1934 (the “Exchange Act”). Penny Stocks are stocks: (i) with a price of less than five dollars per share; (ii) that are not traded on a recognized national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years) or, with average revenues of less than $6,000,000 for the last three years.

     Section 15(g) of the Exchange Act and Rule 15g-2 of the Exchange Act require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account. Potential investors in our common stock are urged to obtain and read such disclosures carefully before purchasing any shares that are deemed to be penny stock.

     Moreover, Rule 15g-9 of the Exchange Act requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to: (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transaction in penny stocks are suitable for the investor and that the investor has significant knowledge and experience to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from such investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objects. Compliance with these requirements may make it more difficult for investors in our common stock to resell the shares to third parties or to otherwise dispose of them.

No dividends anticipated to be paid.

     We have never paid any cash dividends on our common stock and we do not anticipate paying cash dividends on our common stock in the future. The future payment of dividends is directly dependent upon our future earnings, capital requirements, financial requirements and other factors to be determined by our Board of Directors. It is anticipated that future earnings, if any, which may be generated from our operations will be used to finance our growth, and that cash dividends will not be paid to our stockholders.

FORWARD-LOOKING STATEMENTS

     This document contains certain forward-looking statements that involve risks and uncertainties. We use words such as “anticipate,” “believe”, “expect”, “future”, “intend”, “plan”, and similar expressions to identify forward-looking statements. These statements are only predictions. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us and described on the preceding pages and elsewhere in this prospectus.

     We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors listed above, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we described in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, operating results, financial condition and stock price.

SELECTED FINANCIAL DATA

     The selected financial data set forth below is qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus. Financial data as of June 30, 2003 and for the two years ended June 30, 2003 have been derived from our financial statements which were audited by Haskell & White LLP. The selected financial data as of September 30, 2003, and for the three month period ended September 30, 2003 have been derived from our unaudited financial statements which, in the opinion of our management, reflect all adjustments, which are of a normal recurring nature, necessary to present such information fairly.

	Fiscal years ended		Three months ended
	June 30,		September 30,

	2003	2002	2003	2002

			(unaudited)
Revenue	$4,307,916	$4,122,879	$988,246	$934,607
General and administrative expenses	$1,694,053	$1,891,443	$404,742	$438,608
Net loss	$(243,286)	$(1,161,267)	$(180,774)	$(132,777)
Basic and diluted loss per share	$(0.21)	$(0.99)	$(0.16)	$(0.12)
Basic and diluted weighted average number of shares of common stock outstanding	1,158,918	1,167,938	1,152,677	1,159,176

Balance Sheet Data:

	June 30, 2003	September 30, 2003

		(unaudited)
Total assets	$1,945,188	$2,356,527
Total liabilities	$563,450	$1,098,262
Stockholders’ equity	$1,381,738	$1,258,265

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

     The following information contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward- looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. This discussion should be read in conjunction with our consolidated financial statements and footnotes included elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

     We are a provider of business performance and intelligence management software that enables companies to translate data into critical and meaningful metrics allowing for improved financial and operational performance. Our software provides managers with customizable reporting and analysis tools. These tools allow for real-time monitoring of and reporting against crucial benchmarks in an organization. This enables constant monitoring of a company’s progress against financial and operational goals, and helps achieve optimal operational performance.

     Business performance and intelligence management software uses historical and real-time data and metrics to provide managers with visibility on the business operations in real-time. We provide call/contact center managers with powerful reporting and analytic tools allowing the constant monitoring of the operational effectiveness and efficiency. While our current market focus is on the call/contact center space, we offer software to all operational areas of the enterprise to gauge performance and profitable improvement. We also offer consulting, training, technical support and programming services for our customers and partners.

     In 2001, we completed development on our new product, CenterStats. During fiscal year (“FY”) 2002 and 2003, we devoted what little internally generated capital was available to actively promote, market, and sell CenterStats. However, due to limited resources, we have never conducted a formal product launch and kickoff for CenterStats. In addition, during FY 2002 and 2003, there has been a global economic slowdown, and particularly, a decrease in corporate spending on infrastructure and technology. These factors have had an adverse impact on our ability to market and sell CenterStats, as well as the results of our operations.

     On September 30, 2003, we completed a private funding round of convertible promissory notes. The gross proceeds generated from this raise were $490,000. The proceeds will be used to implement our sales and marketing plan for bringing CenterStats to the market and to pay the fees and costs associated with the selling stockholder offering described in this prospectus. We intend to raise up to an additional $2,000,000 in a private offering after the date of this prospectus. If this raise is successful, as to which there is no assurance, those proceeds will be used to more fully implement our sales and marketing plan.

Critical Accounting Policies

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and equity and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

     Our revenue recognition policy is significant because revenue is a key component of our results of operations. We derive our revenue primarily from sales of our various products. As described below, significant management judgments and estimates must be made and used in connection with revenue recognized in any accounting period. If our management makes judgments or uses different estimates, material differences may result in the amount and timing of our revenue for any period. We recognize revenue from the sales of our products when:

•	we have persuasive evidence that an arrangement exists. For all sales, we use a binding purchase order and sales order confirmation as evidence of an arrangement. Sales through certain of our distributors are evidenced by a master agreement governing the relationship, together with binding purchase orders on a transaction by transaction basis;

•	the product is delivered to the customer under the terms of the arrangement and title passes. Passage of title generally occurs when the product is delivered to a common carrier, but in some cases occurs when the customer receives the product;

•	the revenue is fixed and determinable. At the time of the transaction, we assess whether the fee associated with our revenue transactions is fixed and determinable based on the payment terms associated with the transaction. If a significant portion of a fee is due after our normal payment terms, which are 30 to 75 days from invoice date, then we account for the fee as not being fixed and determinable. In these cases, we recognize revenue as the fees become due; and

•	collection of the resulting receivable is reasonably assured. We assess collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. We do not request collateral from our customers. If we determine that collection of a fee is not reasonably assured, then we defer the fee and recognize revenue at the time collection becomes reasonably assured, which generally is upon receipt of cash.

     We derive revenues from licensing our software products, selling computer and display hardware, and providing customer support, training, installation, and consulting services. Software license fees for site licenses and master license agreements, including those sold through distributors, are recognized as revenue upon delivery of the software, and when remaining obligations are not significant. Our software licensing agreement provides the customer with certain warranty provisions, including a limited time to test the software. If the customer can prove the software is not functioning, we have the opportunity to remedy the problem, and if not resolved, the customer can return the software. Historically, returns have not been significant.

     Advance contract payments for services, consisting primarily of software customer support, are recorded as deferred income until the services are provided, at which time revenue is recorded. Under the terms of our license agreements, we bundle support during the first 90 days with the initial license fee. This bundled revenue is recognized with the sale of the license. All subsequent software support is billed separately and recognized ratably over the life of the support period.

     Revenue from computer and display hardware is recognized upon shipment, and consulting service revenue is recognized as services are rendered.

Allowance for Doubtful Accounts

     Our management estimates the uncollectability of our accounts receivable for losses that may result from the inability of our customers to make required payments. Management specifically analyzes accounts receivable and analyzes historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. If our customers’ financial condition deteriorates such that it impairs their ability to make payments to us, additional allowances may be required. As of September 30, 2003 and June 30, 2003, our accounts receivable balances were $1,089,431 and $875,610, respectively, net of our estimated allowances for doubtful accounts of $45,125 and $35,985.

Capitalized Software Development Costs

     We account for software development costs in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.” SFAS No. 86 specifies that software development costs incurred internally should be expensed as incurred until technological feasibility has been established. Once technological feasibility has been established, all software development costs should be capitalized until the product is available for general release to customers.

Technological feasibility is defined as a completion of detail program design.

Long-Lived Assets

     Through FY 2002, we accounted for the impairment and disposition of intangible and long-lived assets in accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets to be Disposed Of.” In accordance with SFAS No. 121, intangible and long-lived assets to be held were reviewed by management for events or changes in circumstances which indicate that their carrying value may not be recoverable. An asset was deemed impaired if the sum of the expected future cash flows was less than the carrying amount of the asset. As of June 30, 2002, no such impairment was identified by management.

     During FY 2003, we adopted SFAS No. 144, “Accounting for the Impairment of Disposal of Long-Lived Assets,” which addresses significant issues relating to the implementation of SFAS No. 121 and develops a single accounting model, based on the framework established in SFAS No. 121 for long-lived assets to be disposed of by sale, whether such assets are or are not deemed to be a business. SFAS No. 144 also modifies the accounting and disclosure rules for discontinued operations. Implementation of such standard has not had a material effect on the accompanying financial statements. As of June 30, 2003, no such indicators of impairment were identified by management.

Stock-Based Compensation

     From time to time, we provide compensation in the form of shares of our common stock as well as options or warrants to acquire shares of our common stock.

     We derive the value of rights to acquire our common stock granted to non-employees, such as options or warrants, from pricing models that consider current market and contractual prices for our stock, as well as time value and yield curve or volatility factors. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses we recognize, and use of different pricing models or assumptions could produce different financial results.

     Options granted to employees are valued using the intrinsic value method which bases compensation on the difference between the market value of the underlying shares of common stock and the exercise price at the date of grant.

Income Taxes

     We utilize the liability method of accounting for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Deferred income taxes are recognized based on the differences between financial statement and income tax bases of assets and liabilities using the enacted statutory rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Results of Operations for the Year Ended June 30, 2003 as Compared to the Year Ended June 30, 2002

Revenues

Year Ended June 30,
(In thousands)

		% Of		% Of
	2003	Revenue	2002	Revenue

Centergistic Solutions	$2,877	66.8%	$2,967	72.0%
Mexico and Latin America	$1,243	28.8%	$1,100	26.7%
Lynch Young & Associates	$188	4.4%	$56	1.3%
Total	$4,308	100.0%	$4,123	100.0%

     Centergistic Solutions is the U.S. based company selling products and services to the call/contact center marketplace. Mexico and Latin America represents revenue generated by our Mexican limited liability company subsidiary sold to Mexican, Latin and South American companies. Lynch Young & Associates, our wholly owned subsidiary, represents our consulting and professional services revenues.

     Total revenues increased 4.5% in FY 2003 compared to FY 2002. Centergistic based revenues declined 3.0%, but Mexican revenues increased 13% and Lynch Young revenues increased 235.7% from FY 2002. Although there continues to be an economic slowdown and decreased corporate spending on information technology, we believe that demand in the business intelligence market has remained relatively flat. We believe that our revenues declined due to our distributors’ continued weakness in the telecom sector.

     Revenues from our Mexican subsidiary in FY 2003 increased 13% as compared to FY 2002. The increase is attributable to increased activity from our distributors in Mexico. We were able to add voice mail products to our distribution portfolio this last fiscal year accounting for a majority of the increase. Consulting revenues through Lynch Young increased nearly 236% from 2002 due to a $350,000 consulting contract with the Los Angeles Department of Water and Power which extends through FY 2004.

Cost of Sales

     Cost of sales includes specific hardware and third party software costs along with the labor and associated costs of consulting, installation, training, and support. Cost of sales improved to 36% of sales in FY 2003 as compared to 43% in FY 2002. The improvement in cost of sales resulted from lower distribution sales, company cost cutting measures, and improved product mix of higher value product items. The lower mix of distribution sales, which carry a higher cost component, helped improve the gross profit percentage. Additionally, we reduced cost of sales expenses, including reduced headcount of two persons accounting for almost $100,000 in savings, lower travel and implementation expenses, and reduced reliance on third-party consultants. This was necessary because of our cash position and our attempt to try and reach a break-even cash operating level.

     Gross profit percentage improved to 64% in FY 2003 as compared to 57% in FY 2002. We anticipate this trend to continue as the sales of our CenterStats™ product continue to grow. This product carries a higher software component, thereby creating higher gross profit as compared to hardware or distribution sales.

Operating Expenses

Sales and Marketing

     Sales and marketing expenses fell to 20% of revenue in FY 2003 as compared to 26% of revenue in FY 2002. The reduction in expense was created by reductions in three sales staff and management positions resulting in almost $200,000 of savings, reduced advertising expense, and lower travel and promotion expense with the reduced staff. As evidenced in the consolidated statement of cash flows in the accompanying consolidated financial statements, the operating cash flow, after adding back depreciation and amortization, generated a positive $8,000. We anticipated generating an operating loss given that we planned to invest any excess cash flow back into operations through increased sales and marketing and development expenditures.

Research and Development

     Research and development expenses decreased to 9% of revenue in FY 2003 as compared to 13% of revenue in FY 2002. The decrease was attributable to reduced head count of three in development as well as the associated employee computer related costs. The headcount reductions saved us almost $150,000. We opened a development center in India during the last quarter of FY 2003 with current staffing of three. We expect to add development staff in India throughout our next fiscal year.

General and Administrative

     General and administrative expenses consist of all employee related benefit costs, occupancy costs, company insurance costs, professional fees, network and telecommunication costs, and depreciation and amortization expenses. General and administrative costs were 39% of revenues in FY 2003 as compared to 46% in FY 2002. Employee related benefit costs fell as head count was reduced. We cut back on space at our headquarters reducing occupancy costs by over $4,000 per month. Lower head count also reduced network and telecommunication costs.

     We anticipate general and administrative costs to increase as we add staff. When we obtain public reporting company status, our professional fees in upcoming fiscal years are expected to greatly increase.

Other Income (Expense)

     The loss in this classification for FY 2003 was attributable to the sale of a building and the loss on sale of securities. The sale of the land and building and sale of securities produced cash, which was then used in operations during the year. Most of the realized loss on securities was originally recorded in the previous fiscal year as a component of comprehensive income, which was reclassified to our FY 2003 consolidated statement of operations and comprehensive income (loss) upon realization of the loss. Investment income decreased in the current year because of market conditions and the lower level of securities. Interest expense decreased as the debt level was decreased throughout the fiscal year.

Results of Operations for the Three Months Ended September 30, 2003 as Compared to the Three Months Ended September 30, 2002

Revenues

Three Months Ended September 30,
(unaudited) (In thousands)

		% Of		% Of
	2003	Revenue	2002	Revenue

Centergistic Solutions	$687	69.5%	$660	70.6%
Mexico and Latin America	$248	25.1%	$249	26.6%
Lynch Young & Associates	$53	5.4%	$26	2.8%
Total	$988	100.0%	$935	100.0%

     Total revenues increased 5.7% in the three month period ended September 30, 2003 (“PE 2003”) compared to the three months ended September 30, 2002 (“PE 2002”). Centergistic based revenues increased 4.1%, but Mexican revenues remained flat and Lynch Young revenues increased 103.8% from PE 2002. Although there continues to be an economic slowdown and decreased corporate spending on information technology, we believe that demand in the business intelligence market has remained relatively flat. We believe that our revenues increased due to our distributors’ improved order flow from the telecom sector.

     Revenues from our Mexican subsidiary remained flat as compared to PE 2002. This is due to the continued economic stagnation in the Mexican economy. We do not expect any significant growth from our Mexican market until the second calendar quarter of 2004. Consulting revenues through Lynch Young increased nearly 104% from 2002 due to a $350,000 consulting contract with the Los Angeles Department of Water and Power which began in September 2002 and extends through the year ending June 30, 2004.

Cost of Sales

     Cost of sales includes specific hardware and third party software costs along with the labor and associated costs of consulting, installation, training, and support. Cost of sales increased to 36.8% of sales in PE 2003 as compared to 33.5% in PE 2002. The increase in cost of sales percentages resulted from a higher mix of distribution sales, including hardware. The basic cost structure remained the same this year as last. We anticipate the cost of sales percentage to decline as the revenue grows in the remainder of FY 2004.

     Gross profit percentage declined to 63.2% in PE 2003 as compared to 66.5% in PE 2002. We anticipate this trend to reverse as the sales of our CenterStats product continue to grow. This product carries a higher software component, thereby creating higher gross profit as compared to hardware or distribution sales.

Operating Expenses

Sales and Marketing

     Sales and marketing expenses fell to 19.7% of revenue in PE 2003 as compared to 22.9% of revenue in PE 2002. The reduction in expense was created by reductions in two sales staff positions resulting in almost $100,000 of savings, reduced advertising expense, and lower travel and promotion expense with the reduced staff. We anticipate the expense levels to rise as we spend cash from our subordinated debt raise, and, if successful, our future up to $2,000,000 equity raise. We expect to use a portion of these funds to hire a senior sales manager and several sales persons, and for marketing and advertising relating to the formal launch of our CenterStats product.

Research and Development

     Research and development expenses were 10% of revenue in both PE 2003 and PE 2002. We opened a development center in India during the last quarter of FY 2003 with staffing of three as of the date of this prospectus. We anticipate the expense levels to rise as we expect to add development staff in India throughout the remaining of our fiscal year.

General and Administrative

     General and administrative expenses consist of all employee related benefit costs, occupancy costs, company insurance costs, professional fees, network and telecommunication costs, and depreciation and amortization expenses. General and administrative costs were 41% of revenues in PE 2003 as compared to 46.9% in PE 2002. Employee related benefit costs fell as head count was reduced. We cut back on space at our headquarters reducing occupancy costs by almost $4,000 per month. Lower head count also reduced network and telecommunication costs.

     We anticipate general and administrative costs to increase as we add staff. When we obtain public reporting company status our professional fees in upcoming fiscal years are expected to greatly increase.

Other Income (Expense)

     The increase in this category is primarily due to non-cash interest expenses of $82,609, which was a result of repricing certain warrants originally issued in FY 2001. There is also a general increase due to the increased interest expense on the convertible debt, notes payable to officers and amortization of debt offering cost. We expect this trend to continue until the debt is converted to stock.

Liquidity and Capital Resources

     To date, we have been financed primarily through cash flow from operations, sale of company assets, and to a lesser extent, limited bank financing. Net cash used in operating activities was $216,000 and $537,000 in fiscal years 2003 and 2002, respectively. The net cash used for operations in FY 2003 was comprised primarily of depreciation and amortization of $224,000, realized loss on the sale of securities of $44,000, a loss on the sale of land and building of $32,000 and a net decrease in assets and liabilities of $275,000.

     Net cash from investing activities generated $333,000 in FY 2003 as compared to a use of $311,000 in FY 2002. The cash generated in FY 2003 was due to the sale of the land and building and securities offset by purchases of fixed assets. The cash used in FY 2002 was primarily due to purchases of securities held for sale.

     Net cash flows from financing activities used $188,000 in FY 2003 as compared to generating $226,000 in FY 2002. We paid down $320,000 in debt during FY 2003 and this was partially offset by redemption of a certificate of deposit of $172,000. During FY 2002, we borrowed $385,000 in short-term debt and this was offset by debt reduction of $95,000 and repurchase of company stock of $50,000 as required by the Centergistic Employee Stock Ownership Trust (“ESOT”). We maintain the ESOT for our employees as a qualified retirement plan under ERISA. Once an employee reaches retirement age, dies or becomes permanently disabled, he or she has a right to put his or her vested stock to us. The most recent independent appraisal is used to set the purchase price.

     We had working capital of $665,000 and $634,000 at June 30, 2003 and 2002, respectively.

     In July 2003, we agreed to purchase 18,541 shares of our common stock from Al Wild, a former employee, for $44,220 and issued our secured promissory note payable to Mr. Wild in such amount. Our note bears interest at the rate of 5% per annum, and monthly payments of principal and interest in the amount of $2,750 are due and payable on the note commencing September 30, 2003. As each monthly payment is made on our note, we may cancel and retire 1,091 of the shares. Mr. Wild may cancel our note at any time and elect to receive the remainder of the shares we purchased from him that have not been cancelled and retired by us in accordance with our agreement. Payment of our note to Mr. Wild is secured by all of our assets.

     As of September 30, 2003, including the results of operations for the quarter then ended and the raising of $490,000 in debt financing, our working capital decreased to $594,000. We believe that we will be able to convert this working capital into the cash necessary to continue operations for the balance of FY 2004.

     We intend to raise up to an additional $2,000,000 in a private offering after the date of this prospectus. If this raise is successful, as to which there is no assurance, we intend to use the proceeds to add sales management and staff, conduct a marketing launch of CenterStats, form strategic partnerships with consulting organizations such as Accenture, EDS, IBM Global Services and Perot Systems, and heavily advertise and promote our products and services during our next two fiscal years. As of the date of this prospectus, we have not entered into any agreement or had any discussions with any such consulting organizations regarding the formation of a strategic partnership.

Recent Accounting Pronouncements

     In April 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections.” SFAS No. 145 rescinds SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. In addition, SFAS No. 145 amends SFAS No. 13 on leasing to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. Provisions of SFAS No.145 related to the rescission of Statement No. 4 are effective for financial statements issued by us after January 1, 2003. The provisions of the statement related to sale-leaseback transactions were effective for any transaction occurring after May 15, 2002. All other provisions of the statement were effective as of the end of the second quarter of 2002. The changes required by SFAS No. 145 have not had any impact on our results of operations, financial position or liquidity.

     In July 2002, SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” was issued. SFAS No. 146 requires companies to recognize costs associated with the exit or disposal of activities as they are incurred rather than at the date a plan of disposal or commitment to exit is initiated. Types of costs covered by SFAS No. 146 include lease termination costs and certain employee severance costs that are not associated with a restructuring, discontinued operation, facility closing, or other exit or disposal activity. SFAS No. 146 will apply to all exit or disposal activities initiated after December 31, 2002. Adoption of the provisions of SFAS No. 146 has not had any impact on our financial results.

     In May 2003, SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” was issued. Such statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires mandatory redeemable financial instruments to be classified within the liability section of the balance sheet. The statement is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. Any such transaction entered into subsequent to May 15, 2003 is to be classified immediately within the liability section of the balance sheet. For non-public companies, SFAS No. 150 is effective for fiscal years beginning after December 15, 2003. Upon adoption, we do not anticipate a material impact on our consolidated financial statements.

     In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees.” FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation it has undertaken in issuing the guarantee. We will apply FIN 45 to guarantees, if any, issued after December 15, 2002. At adoption, FIN 45 did not have any impact on our consolidated statements of operations and comprehensive income (loss) or financial position.

     In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” FIN 46 requires an investor with a majority of the variable interests in a variable interest entity to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A variable interest entity is an entity in which the equity investors do not have a controlling interest or the equity investment at risk is insufficient to finance the entity’s activities without receiving additional subordinated financial support from the other parties. We do not believe that we have any investments in variable interest entities that will require consolidation.

BUSINESS

Overview

     Centergistic develops, installs and services performance business performance and intelligence management software used in customer call/contact centers. We are a California corporation originally founded in 1972 as Account-A-Call Corporation. We initially developed proprietary software and hardware which facilitated the collection and processing of data from multiple telephone switches (PBX’s) and allowed our customers to track and manage telephone calling patterns. From this technology and the expertise developed to support it, a strong core competency of data collection, integration and analysis evolved. In 1991, we introduced our flagship AgentView product which is currently installed in approximately 3,500 locations around the world. The software monitors customer communications, transactions and service performance. The call accounting business entailed large scale computer centers from which data was collected nightly from various client PBX’s located throughout the country. By collecting, processing and analyzing the data collected, we were able to produce reports which analyzed, tracked the routing and priced every outbound telephone call made by our client companies. The business was operated essentially as a subscription, service bureau-based business.

     By 1999, we were operating and supporting two divergent businesses; call accounting, whose revenues had been slowly eroding for years, and contact center performance management systems, whose markets and applications were increasingly in demand. After choosing to focus all of our attention on the growing contact center market, we sold our call accounting business and used the proceeds to expand our flagship AgentView product and develop our new CenterStats product. To emphasize our new focus, we changed our name to Centergistic Solutions, Inc.

     In 2001, we completed the development of our new CenterStats product, and began selling and installing it at client facilities in 2002. Our AgentView and CenterStats products help companies improve productivity by providing an integrated, unified view of critical information. This information is provided in the form of real time “smart” alerts and sophisticated reporting tools.

The Market

     Our products are targeted at the growing number and increasing complexity of customer contact centers, addressing management’s need to integrate performance data generated by operations, reporting and CRM (Customer Relationship Management) systems.

     Over 75% of all transactions between businesses and with the public interact with a call/contact center. These interactions take place by telephone, email, web, web chat, and fax. They are used for making reservations, ordering, fulfillment, customer support, order tracking, comparison-shopping and product search. The new “multi-media” enabled call/contact centers handle an average of 10 million transactions per day and are growing, both in number and in complexity, with the new mix of choices available to customers.

     There are more than 78,000 contact centers in the U.S. and more than 100,000 worldwide. These numbers are projected to grow to 92,000 and 130,000, respectively by the end of 2004. A 2002 research study from Ovum predicts that contact center capacity worldwide will nearly double within five years, growing from 7.3 million seats in 2001 to over 13 million early in 2006. Seats in multi-channel contact centers will also increase as a percentage of total contact center seats, from 18% in 2001 to 51% in 2006, representing growth from 1.3 million multi-channel contact center seats to 6.8 million. Moreover, many of the existing contact centers will need system upgrades and enhancements.

     The traditional contact centers are becoming multi-channel contact centers, which, in addition to handling traditional inbound and outbound phone calls, must respond to e-mail, faxes, internet-telephony, and, sometimes, surface mail. The Internet allows customers to communicate with a company twenty-four by seven, and receive an immediate notice of receipt with a detailed follow up, usually within 24 hours. The increase in volume of written communication (e-mail, fax, mail) allows management to even out workloads over peak calling periods. This allows for different staffing levels than those needed to maintain a “call only” center. The evolving multi-channel contact center can become more efficient and less costly to staff when properly upgraded to multi-channel capabilities.

     The job of managing the customer relationship has, in turn, become more complex. More options for customers create more queues and require different skill sets to handle efficiently. More information about customer demographics and transaction profiles has compelled management to try to identify and tailor service levels to the type of customer. Performance information must be available in real time and must be combined and sorted in a way that empowers agents and their managers to take appropriate actions and make the right decisions.

     The systems currently used in the contact centers are of many types, varying from homegrown legacy systems to single-vendor systems. Few of these systems are Internet-enabled and, therefore, will need to be upgraded to perform as efficient multi-channel contact centers.

     Several industries have emerged and grown in response to these needs and changing environments. These industries represent software, technology and services. Three industry segments, in particular, contain products and services that fall within Centergistic’s target market. These segments are: Customer Relationship Management (CRM), Business Intelligence (BI) and, to a more limited extent, a third “information technology” category referred to as AIM (Application Integration and Middleware). While CRM and BI cover most of the target market, it is important to note the growth of the emerging AIM market, since sales of Centergistic products are attracting increased attention by IT and system integration professionals as well as contact center managers.

     The markets for our products are large and growing. A 2002 Forrester Research report predicts the global CRM sector will increase 11 percent per year over the next five years. Revenues will grow from the current $42.8 billion to $73.8 billion during that timeframe, the firm contends. According to a 2003 article in Datamonitor, the global market for BI applications is currently $4.5 billion and will grow to $7.8 billion by 2005.

     Gartner/Dataquest issued a research brief, “Application Integration, Middleware, and Portal Markets Set for Strong Growth,” in late June, 2002, predicting expansion of the global AIM and portal markets from $5.1 billion in 2001 to $10.5 billion by 2006. In 2002 alone, this market was forecasted to grow almost 17 percent to reach $6 billion. In a slow economy, expenditures on CRM software appear to be one area that is prospering, because it produces cost reductions quickly.

     Our software, using sophisticated algorithms, allows call/contact centers to improve performance and thereby customer satisfaction by providing the best possible service, while maintaining the most economical use of resources and overhead. The value behind what we term “The Centergistic Solution” is the real time availability of performance metrics derived by selecting sub-sets of data from critical sources throughout the contact center. These sub-sets are then combined to form a new superset of “smart” performance metrics. Alert thresholds and user-defined filters are applied to create a unique information set, profiled to each viewer. The resulting benefit of this information is faster and more accurate anticipation of clients’ needs, more rapid response to service and/or revenue goals and across-the-board performance improvement through integrated real time and historical reports and analytics.

     Our flagship product, AgentView, is a real time performance monitoring and reporting system that is currently installed in over 3,500 contact centers throughout the world, including Fortune 1000/FTSE 500 companies such as British Telecom, Barclay’s Bank, ABN-AMRO, MicroSoft, and American Express.

     Our recently released CenterStats product is a new enterprise-wide performance reporting system which is currently installed in eleven contact centers in the U.S. CenterStats incorporates a digital executive dashboard component and enables “drill-down” analytics and historical reporting for true company-wide visibility and performance analysis. It is a ready-to-install information system that is compatible with all new and legacy systems, and can be installed without disruption to existing systems and hardware. Notable CenterStats accounts include Kaiser Permanente, 20th Century Fox and Petro-Canada.

Our Business Strategy and Marketing

     Recognizing the significant potential for both AgentView and CenterStats, over the past two years, we strengthened our balance sheet to focus on the two management information software product lines. We sold assets, virtually eliminated debt, and self-funded the development of CenterStats. We also reduced our marketing and our sales force to bare maintenance levels during this refocusing.

     Our existing presence in U.K. and European markets positions us to leverage our market share in the high-growth E.U. contact center marketplace through implementation of our strategic marketing and sales plan. Implementing our aggressive sales and marketing programs will require additional direct and distribution sales personnel. Much of the framework is already in place to enable rapid hiring, training and deployment of a larger, more skilled sales force. We have experience in these markets finding geographic pockets of opportunities, and we understand the science of packaging our products for distribution. We have the market and industry knowledge and experience, lacking only the funding to quickly move our plans into action.

     Our marketing plan allows for added marketing and product management personnel and programs to enable us to extend our reach, broaden the sphere of influence of existing programs and add new ones directed to a more sophisticated buyer with higher purchase authority and more influence throughout the enterprise. New advertising, public relations, brand building and global distribution capabilities will be expanded in a systematic and consistent manner to support our strategic plan.

Our Products and Services

AgentView

     Our flagship product, AgentView, is currently installed in over 3,500 contact centers throughout the world. Its strength is its ability to collect from diverse ACD (automatic call distributors) types and other applications, systems and databases found in today’s contact centers. The AgentView system utilizes sophisticated threshold filters, providing managers, supervisors and agents with evolving real time information on all aspects of the contact center. The system is used to measure and take actions to improve performance.

     AgentView is unique in its ability to collect critical subsets of data from virtually any data source, create filters and real time alert thresholds, and publish the enriched information to virtually any output media for twenty-four by seven global access. Because of this “open” approach to information, AgentView stands apart from hardware manufactures and “one stop” application vendors in that it is not centric to a particular system or application. This is attractive to contact centers with applications that span a variety of brands and manufacturers. These centers do no want to replace existing legacy systems. They want to collect and integrate information from those already existing systems within the center because they work and are costly to re-create.

     Architecturally, AgentView is comprised of a core system, which includes a data collection engine, a desktop metric ribbon (AgentLink), an advanced threshold template and a performance indicator (PI) building capacity. Modules can be added to AgentView to enable information to be published to a web page, wireless hand held device, plasma or LED (light emitting diode) display. A recently released module, SnapView™, provides snapshot reports that allow the comparison of actual performance against forecasts or benchmark goals. Additional data sources can be added to provide greater performance visibility over multi-media transactions. Additional contact center locations can also be added for centralized performance reporting. We also offer professional services to provide training and assistance with building smart metrics. These metrics consist of the combination of two or more data elements to form a more refined metric. An example of this could be combining information from a financial or sales database with an ACD metric to form a “$$ waiting to be answered” as opposed to the more static metric of “Number of calls waiting to be answered”.

     AgentView features an open architecture, enabling it to work with many types of LED wallboard displays. Third party systems integrators and developers can use our proprietary HTML-like language, which we refer to as LTML, to interface their applications to LED displays using simple English sentences instead of complex codes. LTML is manufacturer-independent, which means that a single LTML statement will drive LED displays from a mix of different manufacturers, saving time and effort. In essence, LTML’s universality could be compared to the way Microsoft Windows enables programs to be run on the hardware of various computer manufacturers. This breakthrough technology is in the preliminary patent stages.

AgentView includes the following significant features:

•	Open architecture and collections technology to accommodate multiple locations and multiple data sources without adverse impact on the network.

•	ODBC data collector (OmniCollector) to collect and combine data from disparate data sources.

•	System reliability for virtually flawless performance.

•	Cross-brand collection aggregation, alerting and reporting technology, not centric to any hardware or ACD manufacturer.

•	Targeted and profiled real time alerts, which provides multiple levels of alarm conditions.

•	Combine metrics across disparate sources for unified viewing.

     The AgentView products are available in English, Spanish and Portuguese with provisions for additional translations as more international distribution is achieved. Our clients include:

• British Telecom • NatWest Bank • Cable & Wireless • Barclays Bank • ABN-AMRO Bank	• Esso/Imperial Oil • American Express • Citicorp • Anheuser Busch • MicroSoft

     In FY 2002, we introduced a portion of our newly developed CenterStats technology into our AgentView product and packaged it as AgentView Enterprise Performance Management (EPM) (in the U.S.). The expanded performance capability resides fully on the CenterStats platform and allows access to incrementally more data sources and provides broader publishing capabilities. EPM provides a new sales opportunity for distributors to revisit existing clients and may lead to future sales of fully loaded versions of CenterStats.

     We offer our AgentView products with a variety of annual support arrangements that are a source of recurring revenue for us. Typically, users pay 18% to 25% of the initial license fee for annual support charges.

CenterStats

     Our newly released CenterStats architecture is a powerful enterprise information system that combines critical real time alarms with historical information for a 360-degree view of an organization. The system allows the user to define key subsets of information from any data source to review on a regular basis.

     Data sources could include:

• Financial • Inventory • Sales • CRM • Business Intelligence	• Internet, e-commerce systems • Supply chain, MIS • Human Resources • Any other open data source

     Categories listed above would include such manufacturers as Nortel, Avaya, SAP, Siebel, Cisco, Remedy, SalesLogix, PeopleSoft, Genesys and others. Each of these applications produces hundreds of reports and voluminous databases, often cumbersome and slow to respond. Senior managers, however, want to quickly access only certain key sets of information from each. The CenterStats architecture maps this selected information to the CenterStats database where it is combined with other key subsets from other sources, forming a new superset of rich information. Critical metrics can be displayed instantly on virtually any pre-determined schedule. This information then can be sent to the user’s desktop in the form of a “dashboard” of real time and historical information. It also is retrievable from any wireless device or browser. CenterStats is best deployed as a management information tool, ideal in companies where important information must be readily accessible and quickly interpreted.

     CenterStats provides these features without disruption to existing systems and hardware. This allows a company to retain legacy systems and applications without undergoing expensive infrastructure re-design. The ability to access mission critical, strategic information anywhere, anytime is extremely important to the successful management and growth of today’s companies.

     Core to CenterStats architecture is the ability to collect data from multiple and diverse systems across the enterprise. Our CenterStats architecture patent-pending technology enables companies to extract critical subsets of information from virtually any application, database and/or system throughout the enterprise. CenterStats is non-intrusive in that it sits apart from the data sources so that it does not in any way alter or impair the backend system. All this is accomplished without having to dismantle the system or impeding its operation. This allows companies to retain valuable legacy systems and applications, while getting state-of-the-art transmission of vital performance metrics across the enterprise. A separate database, created from the collection subsets, allows the user to combine information from these disparate sources and create real time alerts that are profiled to meet performance metric goals. Additionally, this same collected data is archived to create meaningful historical reports that are enriched by combining critical information together.

     The information gathered together is presented to the user by way of a powerful visualization engine that enables viewing of information together over virtually any media. CenterStats provides a measurable improvement in performance, and, we believe, demonstrates a valuable return on investment.

     The CenterStats engine has virtually no limit to the type or volume of data it collects. CenterStats can compare and model the assembled information into meaningful real time metrics and reports, with the users selecting only the information they want. This enables employees at all levels to simultaneously understand and interpret performance measurement as it pertains to their particular business issues and goals. We are not aware of any competitive system or application that offers such refined collection, real time profiling and alerting capabilities.

     The unique flexibility of the CenterStats architecture has enabled us to create an application developer “tool kit” based on our OmniCollector- engine and DataStor—storage and real time filtering/alerts technology. This tool kit could be used as a stand-alone utility by information technologists, developers, or systems integrators to collect, filter and publish virtually any data from any system and in any industry. The flexibility and portability of this technology has already sparked the interest of some developers and systems integrators who are seeking ways to connect data from various systems in vertical industries such as manufacturing. It is worth noting that, as other markets of opportunity open, we believe our technology is positioned to exploit them.

     Our CenterStats architecture includes the following significant features:

•	Data collection architecture: The CenterStats engine has virtually no limit to the type or volume of data it collects. The strength of CenterStats is not only in what it collects but how it collects. Because it is not centric to a certain industry or market, there are no design limits on the type of data collected. It can therefore fit into virtually any industry.

•	Real time data collector/alarms: The CenterStats real time data collector is not only powerful, but unique in that it collects data in intervals as frequent as needed (or is available). Alarms data is taken directly from the source and is not impaired by having to move through duplicated databases. Real time information is constantly updated with each refresh cycle. Furthermore, users can set different types of data to refresh every second, others every hour, day, etc., since mission critical data may be needed more frequently than other types of information. Different individuals can receive different alarms.

•	Refined information databases: The database created on the CenterStats server is comprised of only information that is identified as being critical to the user. Unlike other systems, which replicate entire databases, CenterStats only brings together information that is already identified as being useful. This results in an “intelligent” database that allows faster throughput and more refined data mining. The database created by CenterStats is literally a new information set, whose access can be user defined and automated. The result is the right information, delivered to the right individual at the right time.

•	Expertise in telecommunications and ACDs: The CenterStats collectors are able to connect and extract data from the most popular ACD/Contact Center systems.

     In addition to its broad functionality, CenterStats’ ability to access information from diverse systems, legacy or new, will be increasingly important. We have already invested the resources to make it easier to deploy collector interface by developing vendor independent connector modules. These modules allow for quick implementation of data acquisition and loading interfaces for increased reliability, flexibility scheduling and management options.

     We believe that this unique transparent sourcing capability will be increasingly valuable as corporate consolidations or acquisitions bring together more non-homogenous systems. We believe that CenterStats is the fastest, easiest and most cost effective solution to bring such diverse systems together as a unified management resource.

     CenterStats is currently installed and being used by the following clients:

•	Kaiser Permanente

•	County of Fairfax, Virginia

•	Wellness Plan

•	20th Century Fox

•	CEI

•	Petro Canada

Professional Services

     We offer consulting services to complement our product offerings. Our Professional Services Group provides contact center systems design, integration, and implementation as well as ongoing training.

     As we continue our strategy of adding locations and data sources to existing clients and transitioning them to the new CenterStats architecture, the opportunity for added consulting services is expected to rise. The process of identifying key performance metrics and creating new reports is ideally suited to our consultants who have the knowledge of the products and understand the needs and issues of the contact center.

     Our Professional Services Group generates incremental revenue, develops customer loyalty, and is an important source of market intelligence for Centergistic.

Marketing and sales

Marketing

     We have sold our data management system products primarily through distributors of related automatic call distribution (ACD) systems and hardware. Since the sale of our Account-A-Call unit in September 1999, we have operated with a streamlined sales force of two people in the United States and five in Mexico. One of our two U.S. salespersons focuses on direct sales to end-users and the other is focused on relationships with distributors in the U.S. and abroad.

     The five Mexico-based salespersons focus on both distributors and end-users throughout Mexico and South America, and also offer a small line of administrative software products that is not cost-effective for us to sell in the U.S. In March 2002, we added two people to our California-based sales staff in order to begin development of our direct sales force that will be necessary to support our strategic marketing plan. At present, the corporate marketing function and associated services are performed by a senior marketing manager.

     We promote our products at general telecommunications, computer telephony, contact center, and Customer Relationship Management (CRM) shows throughout the U.S. and abroad. We have a print advertising campaign and a monthly direct mail “Fresh Start” program that reaches over 1,000 top prospects with each mailing. We also have an active web site, which describes our products and permits our distributors to order additional copies of the product or to expand an existing license by simply entering purchase requests. Distributors are automatically issued a key code to permit upgrades of licenses without the intervention of any personnel.

     We espouse a customer-driven marketing philosophy. AgentView clients have been instrumental in effecting many of the enhancements to this product line over the years. We regularly visit our clients, and conduct focus group sessions to keep abreast of their changing environments and needs. As an example, the AgentView Web publishing capability was developed to meet real world needs of customers for twenty-four by seven internet access to metrics and reports. We believe this gives us a competitive advantage over other vendors sharing this market space.

     Our customers regularly receive communications in the form of targeted direct mail programs, special electronic sales memos, monthly technical webinars and a monthly electronic newsletter, The RealTime Reporter™.

Marketing Plan

     To date, no advertising of any kind has been undertaken for our new CenterStats product. Our limited marketing department of one full time professional and a part time intern requires added resources to execute our strategic marketing plan. Our sales staff currently operates without a sales manager. The two person staff is fully involved in selling the AgentView product line and also attempting to transition some existing AgentView clients over to the more robust CenterStats platform. Clearly, substantial resources are required to build a sales force and rollout the CenterStats product.

     The initial part of our strategic plan calls for assembling a direct sales team to focus on the U.S. market. The second part of the plan is to enhance our already highly successful distribution capability by replicating current relationships such as those we have with British Telcom, BellSouth and Rockwell with other major contact center providers such as Verizon, Siemens and SBC.

     To execute the sales/distribution plan, we intend to initiate a professional search for a Senior Sales V.P. with prior experience in building a sales force and selling to high level corporate executives in Centergistic’s Fortune 1000/FTSE 500 market space. This Vice President will be tasked with building selected geographic regions in the U.S. and staffing them. Each region will be comprised of a sales team including a senior salesperson/supervisor, two other sales people and one pre-sales engineer.

     In the distribution segment of this plan, the newly hired Vice President of Sales will add resources with a distribution manager and a distribution account representative to be placed in each regional sales office, with an additional distribution account representative to be located in the U.K. A distribution pre sales engineer will also be hired to work directly with the distribution manager to focus on key major accounts. The plan also calls for the addition of two additional distribution sales representatives in the Latin America Division to serve the growing markets in Brazil and Argentina.

     Heretofore, all marketing activities have revolved around the selling of the AgentView system into the contact center industry. The new marketing plan addresses the need to increase our sphere of influence in terms of reaching a new, more sophisticated buyer, building brand awareness, creating a strong value proposition and executing programs that will support a strong product launch of CenterStats. Additionally the plan allows for the packaging of the CenterStats architecture for distribution both in the U.S., in Latin America, through Centergistic Latina America, in Europe through Dacon and British Telecom, and in other emerging markets such as India.

     The plan will involve the expansion of some existing programs such as print advertising, trade show participation and web-based promotion, along with the addition of new programs and promotions. Additional programs will be added in the areas of marketing research and public relations activities. These programs must be international in scope to ensure uniformity of the brand and value proposition, along with closed loop coordination of efforts.

     Successful execution of this plan calls for the addition of two product specialists in fiscal 2004 who will focus exclusively on the CenterStats product line. These individuals will be responsible for product positioning and promotional programs. They will work closely with the VP of Sales to ensure all efforts are coordinated and maximized for hand off to sales and distribution channels. They will also be responsible for gathering customer research and working with development to make sure downstream enhancements and added interfaces are profitable to produce and supported by client demand.

Sales

     In the last three years, 75%-90% of AgentView sales have been made through a network of distributors who are major providers of telecommunications hardware, software, and support services. In approximately 80%of the installations, the AgentView system is delivered with the contact center hardware and software.

     We have developed a strong platform for international sales of our products, especially in Europe and Latin America. In Europe, we use our U.S.-based sales force to develop close ties with our distributors who have established a significant market presence for AgentView.

     Our largest re-seller, Dacon, who sells to British Telecom (BT), located in the United Kingdom, accounts for over 2,000 existing AgentView installations. The AgentView system is represented as a line item on the BT ordering sheet. When a real time system is needed AgentView is the default choice, in the form of a “checked box” on the order form. The solid relationship between Centergistic and BT is further evidenced in the commitment to add CenterStats as a new “line item” to their order sheet as BT’s recommended enterprise reporting dashboard tool. Centergistic, in conjunction with our European distributor, is currently in the process of qualifying CenterStats at the BT labs in Burmingham, U.K.

     The following table lists our largest distributors and the revenue generated from each over the past two fiscal years:

Distributor	FY2002	FY2003

British Telecom (Dacon)	$1,339,772	$1,319,481
Alcatel	329,852	230,288
Avaya de Mexico	208,306	217,374
Rockwell	86,841	196,566
Siemens de Mexico	—	155,928

     In addition to our existing distributors, we plan to generate additional revenue through direct sales efforts. These efforts will include selling additional locations and subsidiaries as well as additional data sources of existing customers. We believe that successful implementation of this strategy will not only increase revenues but will also gain greater visibility of our products and provide a sort of “critical mass” that will facilitate transitioning to our new CenterStats enterprise-wide system.

     Over the past year, we have been steadily attracting the attention of a higher profile client, as evidenced by our recent contracts with Anheuser Busch and American Express. Both of these clients have a high degree of potential for sales of additional locations and data sources. We have installed our software into several locations of these two customers which, we believe, potentially may become the corporate management performance reporting standard. We believe that if this occurs, it would generate significant revenue opportunities from all the company locations and related companies.

     We plan to sell our new CenterStats product through three channels: approximately 40% through our direct sales staff (including Professional Services Group referrals) to end-users; approximately 40% through large systems integrators (e.g. EDS, Perot Systems, Unisys, IBM Global Services, Accenture) and about 20% through equipment distributors. As of the date of this prospectus, we have not entered into any agreement or had any discussions with any of the above-named or other large systems integrator.

     The European contact center market is projected to grow to $10 billion by 2005, and we believe we are well positioned to share in such growth. In Latin America, we have relied on our wholly owned subsidiary in Mexico City to build distributor and end-user relationships. Latin American contact centers have been expanding with the growth in regional telecommunications capacity, and we believe that our Mexico-based sales staff is making good progress outside Mexico, in large markets like Brazil and Argentina.

     We are currently actively pursuing other geographic areas of contact center growth, such as India. In September 2003, we opened an office in New Delhi, India, which currently serves as headquarters for three programmers. The plan is to add support and sales personnel to enable us to compete in the growing India contact center market, consisting in large part of outsourced service bureaus from large companies in the U.S. and Europe. We believe that, in addition to Europe and Latin America, the Indian market, as well as some emerging Asian contact center markets, have the potential to be an important source of long-term growth.

Competition

AgentView

     AgentView, our primary software product for the past four years, currently is installed in over 3,500 contact centers worldwide. Competitors can be divided into the following categories:

     ACD Low-End Embedded Software: The largest number of these software products can be found embedded as a component of the “reporting” module of the major ACD manufacturers. The ability to send statistics from the ACD to a display, such as an LED wallboard, is now considered a mandatory capability of today’s sophisticated ACDs. These products, by design, lack sophistication and were created to provide rudimentary statistical output from the ACD primarily for display to a supervisor screen or a 1-2 line LED wallboard. The ACD manufacturers have strategically opted to offer more robust real time monitoring through partner relationships with third party vendors, such as Centergistic. All of these installations present excellent upgrade opportunities for our AgentView product.

     Small Low-End Software Providers: In addition to the bundled ACD statistical packages, there currently exist over 40 small companies, ranging in annual revenues from $1 million to over $5 million, providing low-end real time contact center statistical output. These niche players often distribute their products through VARs (value added resellers) and distributors, or align their product with a particular CRM manufacturer, service provider or within a vertical market. The average unit sale for these products falls between $1,000-$3,000. While there are no published revenue numbers for this highly fragmented sub-set of the industry, the overall size of this level of the market has been estimated at $100-$150 million.

     Higher Level Software Providers: There are approximately seven vendors who provide software with marked value added features and functionality. Some of these vendors are themselves visual display manufacturers (high definition screens, multiple line wallboards, gas plasma) who have developed statistical software as a component to drive display sales. This software requires a degree of sophistication to support some of the graphics capabilities, but lacks the advanced thresholding and filtering capability, not to mention the multi-source collection technology, of AgentView. Contact centers with embedded ACD software or visual display driven software continue to turn to

Centergistic because they recognize the following limitations:

1. Not as flexible in collecting across multiple ACD brands;

2. Lack of sophisticated threshold alerting and key performance indicator (KPI) building;

3. Unable to collect and combine metrics from other media such as e-mail, IVR, Workforce Management systems, CRM systems, Web service, etc;

4. Weak capability to create “smart” metrics as combined performance indicators; and

5. Lack of publishing options such as ability for metrics to be browser-viewed and accessible via wireless devices.

     A few of these vendors have more robust capabilities providing more sophisticated threshold and KPI (key performance indicator) creation. They publish information to a variety of devices and claim to be able to collect and combine data from various systems. At this level, our two primary competitors are Symon Corporation and Inova Corporation. Both of these companies offer products with closed systems restrictions which we believe may be seen as limiting by companies in dynamic environments where changes in software are routine.

CenterStats

     We are not aware of any system that provides the breadth of data acquisition and loading functionality and flexibility on a real time basis as CenterStats. Given the limited functionality and high cost of the competitive data systems, none are viewed by us as direct competition from a user benefit standpoint.

     In addition to having limited or constrained functionality or feature sets, some of the competing products are proprietary and, therefore, are unable to accept data from outside systems. For example, Avaya’s CenterVU Analyst is only effective in a complete Avaya system. BI (Business Intelligence) competitors, MicroStrategy and Cognos, have powerful data mining, cube analysis and ad hoc query capability, but they lack the ability to capture perishable data, along with the filtering and alarms technology necessary to support real time reporting applications. Furthermore, these companies are recognizing the growing importance and purchasing clout of today’s mission critical contact centers. In addition to our strong real time architecture, Centergistic has something else that many of the BI giants lack— a multi-faceted understanding of the technology and telecommunications-based infrastructure that is unique to the contact center.

     Neither MicroStrategy nor Cognos products are as cost effective as CenterStats. The unique architecture of CenterStats is built around a combination of standard components and core technologies. Open standards allow CenterStats to integrate easily with input-end data sources and output-end interfaces.

Intellectual Property

     We rely primarily on a combination of copyright, trademark, trade secret and confidential information laws and employee and third-party non-disclosure agreements and other methods to establish and protect our proprietary rights. There can be no assurance that these protections will be adequate to protect against technologies that are substantially equivalent or superior to our technologies. We currently have one patent application pending for “Method and System for Managing Real Time Data”. This application is related to the Provisional U.S. Patent Application entitled, “Information Management Systems” N0. 60/353,646 filing date January 31, 2002. There can be no assurance that our patent application will result in any patent being issued. If issued, any patent claims allowed may not be sufficiently broad to protect our technology. In addition, any patent may be challenged, invalidated or circumvented and any right granted thereunder may not provide meaningful protection to us.

     The following table sets forth a list of our trademarks, both registered and unregistered, that are currently being used in the conduct of our business.

Registered Trademarks	Unregistered Trademarks

Centergistic Solutions	AgentView Enterprise
CenterStats	AgentView Enterprise EPM
AgentView	AgentView Web
AgentLink	AgentView WAP
PowerUser
Advanced Threshold Handling
Performance Indicator Builder
CenterStats OmniCollector

     We have not conducted an exhaustive search of possible prior users of the unregistered trademarks listed above and, therefore, it is possible that our use of some of these trademarks may conflict with others.

     We enter into non-disclosure and invention assignment agreements with certain of our employees and enter into non-disclosure agreements with certain of our consultants and subcontractors. However, there can be no assurance that such measures will protect our proprietary technology, or that our competitors will not develop software with features based upon, or otherwise similar to our software or that we will be able to prevent competitors from developing similar software.

Properties

     Our corporate administrative office is located at 2045 W. Orangewood Avenue, Orange, California 92868, where we lease approximately 4,691 square feet of space. The current monthly rent is $7,830 with annual increases. Our lease for this space ends on June 30, 2008. We believe this space is sufficient to meet our requirements for the foreseeable future.

     Our Mexican subsidiary leases office space located at Hamburgo 135-Suite 102, Col.Juarez, D.F. 06600 Mexico. The lease for this space is on a month-to-month basis. We believe that we will be able to obtain a suitable replacement for this lease on commercially reasonable terms if our lease is terminated.

     Our United Kingdom office is located at 1 Enterprise Way, Hemel Hempstead, Hertfordshire HP2 7YJ United Kingdom. The lease for this space is on a month-to-month basis. We believe that we will be able to obtain a suitable replacement for this lease on commercially reasonable terms if our lease is terminated.

     Our India office is located at F-41, South Extension Part-1, New Delhi 110049 India. The lease for this space is for one year commencing in May, 2003. We believe that we will be able to obtain a suitable replacement for this lease on commercially reasonable terms if our lease is terminated.

     Our St. Louis, Missouri office is located at 1004 Elmwood Drive, St. Charles, Missouri 63301. The lease for this space is on a month-to-month basis. We believe that we will be able to obtain a suitable replacement for this lease on commercially reasonable terms if our lease is terminated.

Employees

     We currently have 35 full-time employees, including 9 in research and development, 13 in sales and marketing, 5 in operations and customer service and 8 in general and administrative. We consider our relationship with our employees to be good.

Legal Proceedings

     We are not aware of any material litigation or proceeding currently pending or threatened against us.

MANAGEMENT

Directors and Executive Officers

          The following table sets forth information regarding our executive officers and directors:

Name	Age	Office

Ricardo G. Brutocao	58	President, Chief Executive Officer and Director
David M. Cunningham	43	Chief Operating Officer, Chief Financial Officer, Secretary and Director
Jerome Fahey	76	Chairman of the Board and Director
Jay Kurtz	67	Director
William J. Battison	54	Director

     Directors hold office for a period of one year from their election at the annual meeting of stockholders and until their successors are duly elected and qualified. Officers are elected by, and serve at the discretion of, the Board of Directors. None of the above individuals has any family relationship with any other.

     Ricardo G. Brutocao joined Centergistic as President, Chief Executive Officer and a director in 1988. Prior to joining Centergistic, Mr. Brutocao served as President and CEO of Logical Data Management, a firm he co-founded which served the then burgeoning Cable TV industry from 1976 to 1988. Prior to 1976, Mr. Brutocao served as Director of International Operations for Whittaker Corporation, where he was a member of a small team that started a $400 million International Hospital Management Division. In 1972, while a young engineer at the Burroughs Corporation, Mr. Brutocao was selected to be the Project Manager for a new main-frame class computer system that was subsequently the first system at Burroughs released and delivered on schedule. Mr. Brutocao earned a BSEE from Santa Clara University and an MBA in Finance from California State University, Los Angles.

     David M. Cunningham joined Centergistic as Controller in September 1991 and Secretary in 1992 and was appointed Chief Financial Officer and Chief Operating Officer in 1995 and 2000, respectively. He has served on the Centergistic Board of Directors since April 2001. Prior to joining Centergistic, he was employed by Frazer & Torbet, public accounting firm, from 1987 to 1991. In addition to being a CPA, Mr. Cunningham holds a BS in Business from California State University, Northridge.

     Jerome Fahey has served on the Centergistic Board since 1994. Mr. Fahey formerly held the positions within VONS Grocery Company of President from 1983 to 1985 and Chief Operating Officer from 1975 to 1983, and is now retired.

     Jay Kurtz has served on the Centergistic Board since 1996. Mr. Kurtz is the founder and President of Kappa West Incorporated. He is an internationally acclaimed authority on the application of military concepts and principals in the competitive business environment. Mr. Kurtz helped to pioneer and popularize the concepts of “Business Warfare” worldwide as a speaker and lecturer in over thirty countries on five continents and as a consultant to more than 150 companies (more than 100 of which are high technology ventures who sought out Mr. Kurtz for consulting intended to increase their strategic and operational effectiveness.

     William J. Battison has served on the Centergistic Board since 2001. Mr. Battison has served as Managing Director of Angeles Capital Group, LLC, an investment banking firm and NASD licensed broker dealer, since January 2002. From February 2001 to January 2002, he served as CEO of RXN Radio Systems, an internet radio/technology company. From March 2000, to February 2001, he served as CEO of BuyItNow, Inc., an internet E-commerce company. In January 2001, a petition in bankruptcy was filed against BuyItNow, Inc. under Chapter 7 of the Bankruptcy Act in the U.S. Bankruptcy Court in New Jersey. The company was dissolved on June 25, 2001. From March 1999 to March 2000, Mr. Battison served as senior vice president of Valence Technology, a company involved in portable energy storage technology.

Committee of the Board of Directors

     We established an audit committee in November, 1993. The audit committee reviews with our independent auditors the scope and timing of the auditors’ services, the auditors’ report on our financial statements following completion of the auditors’ audit, and our internal accounting and financial control policies and procedures. In addition, the audit committee will make annual recommendations to our board of directors for the appointment of independent auditors for the ensuing year. The audit committee will report to the board of directors with respect to the selection of our independent auditors, the scope of our annual audits, fees to be paid to the auditors, the performance of our independent auditors, compliance with our accounting and financial policies, and management’s procedures and policies relating to the adequacy of our internal accounting controls. The members of our audit committee are Messrs. Fahey, Kurtz and Battison.

Executive Compensation

     The following table sets forth certain summary information concerning the compensation we paid to our chief executive officer and each of our other most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 for services rendered during each of the three fiscal years ended June 30, 2003. Except as listed in the table below, no executive officer holding office in fiscal year 2003 received total annual salary and bonus exceeding $100,000. All other annual compensation in the form of perquisites and other personal benefits has been omitted because the aggregate amount of such perquisites and other personal benefits constituted less than 10% of the total annual salary and bonus received by our chief executive officer and other executive officers named in the table in fiscal year 2003.

Summary Compensation Table

				Long Term
				Compensation
	Annual Compensation			Awards

Name and Principal				Securities
Position	Fiscal Year	Salary	Bonus	Underlying Options

Ricardo G. Brutocao,	2003	$185,625	—	12,000
President and Chief	2002	$200,625	—	none
Executive Officer	2001	$205,000	—	7,500

David M. Cunningham,	2003	$89,100	—	10,000
Chief Operating Officer	2002	$96,300	—	none
and Chief Financial Officer	2001	$104,151	$6,000	10,000

Stock Option Grants in Fiscal Year 2003
Individual Grants

		Percentage of
	Number of Securities	Total Options
	Underlying Options	Granted
	Granted	to Employees in	Exercise Price	Market Price	Expiration
Name	(#) (1)	Fiscal Year (%)	($ per share)	($ per share) (2)	Date

Ricardo G. Brutocao	12,000	29%	$2.62	$3.18	4/21/2013
David M. Cunningham	10,000	25%	$2.38	$3.18	4/21/2013

(1)	Both Mr. Brutocao’s and Mr. Cunningham’s stock options become 50% vested on the 2-year anniversary of the option grant, and another 25% vested on the 3rd and 4th year anniversary of the option grant.

(2)	Market price was the fair market value of our common stock held in the Centergistic ESOT as determined by an independent appraiser in March, 2003.

     No options were exercised in fiscal 2003 by either of the named executive officers.

Employment Agreements

     Mr. Ricardo Brutocao is employed by us as our President and Chief Executive Officer under an employment agreement entered into as of May 1, 1988. The agreement may be terminated by us at any time upon 120 days prior written notice. Under the agreement, Mr. Brutocao is entitled to receive an annual base salary of $225,000 (voluntarily reduced by him during each of the last three fiscal years) and 5% of the total consideration received by us in a transaction involving the sale or transfer of a majority of our equity securities resulting in a change of control of Centergistic. He is entitled to health, welfare, disability and retirement insurance benefits and other fringe benefits in accordance with our policies in effect from time to time. He is also entitled to a car allowance of $900 per month. In addition, Mr. Brutocao received an option, which is now fully vested, to purchase 35,500 shares of common stock at an exercise price of $3.94. If and to the extent that Mr. Brutocao exercises the option, we agreed to loan him an amount equal to the exercise price. Any such loan will be evidenced by a promissory note that will be due and payable, together with accrued interest at the rate of 8% per annum, in four years. We have further agreed to forgive 25% of the original principal amount of the loan at the end of each year. Upon termination of Mr. Brutocao’s employment, we have the right to purchase all, but not less than all, of the shares Mr. Brutocao acquires upon exercise of the option at a price per share equal to the greater of the option exercise price or fair market value.

Director Compensation

     Each of our non-employee directors receives $500 cash and an option to purchase 400 shares of common stock for each meeting of our Board of Directors attended by such non-employee director. The options are nonqualified stock options and are exercisable at a price equal to fair market value as of the date of grant. All of the options are granted under our 1998 Non-Employee Directors Stock Option Plan and vest immediately.

Stock Option Plans

1998 Plan

     Our Board of Directors adopted the 1998 Nonemployee Directors Stock Option Plan (the 1998 plan) and reserved an aggregate of 100,000 shares of common stock for grants of stock options under the 1998 plan. The purpose of the 1998 plan is to enhance our ability to retain qualified persons who are neither officers nor employees to serve as members of our board of directors by offering them the opportunity to acquire and maintain stock ownership in Centergistic by the grant of stock options.

     As of September 30, 2003, options to purchase 29,600 shares of common stock were outstanding under the 1998 plan with exercise prices of $3.18 to $5.72 per share, options to purchase 70,400 shares were available for grants and no options had been exercised.

     The 1998 plan is currently administered by our Board of Directors, which has the authority to specify the number of option shares, the exercise price, the vesting provisions, the option term and the other terms and conditions of each option to be granted. An option granted under the 1998 plan expires 10 years from the date of grant or, if earlier, three months after the optionee’s termination of service as a director or 12 months after the optionee’s death or disability. Options granted under the 1998 plan are not generally transferable by the optionee except by will or the laws of descent and distribution and generally are exercisable during the lifetime of the optionee only by such optionee. The 1998 plan is not subject to approval of our stockholders.

     The 1998 plan will remain in effect for 10 years after the date of its adoption by our Board of Directors. The number of shares reserved under the 1998 plan and the number of shares subject to outstanding options are subject to adjustments in the event of stock splits, stock dividends and other extraordinary corporate events.

1996 Plan

     Our Board of Directors adopted the 1996 Stock Option Plan (the 1996 plan) and reserved an aggregate of 250,000 shares of common stock, subsequently increased to 350,000 shares by an amendment approved by our Board of Directors and shareholders, for grants of stock options under the 1996 plan. The purpose of the 1996 plan is to enhance the long-term stockholder value of Centergistic by offering opportunities to our employees, directors, officers, and consultants, to participate in our growth and success, and to encourage them to remain in the service of

Centergistic and acquire and maintain stock ownership in Centergistic.

     As of September 30, 2003, options to purchase 175,350 shares of common stock were outstanding under the 1996 plan with exercise prices of $2.38 to $6.29 per share, options to purchase 174,650 shares were available for grants and no options had been exercised.

     The 1996 plan is currently administered by our Board of Directors, which has the authority to select individuals who are to receive options under the 1996 plan and to specify the terms and conditions of each option to be granted (incentive or nonqualified), the vesting provisions, the option term and the exercise price. Unless otherwise provided by the Board of Directors, an option granted under the 1996 plan expires 10 years from the date of grant (5 years in the case of an incentive option granted to a holder of 10% or more of the shares of Centergistic’s outstanding common stock) or, if earlier, three months after the optionee’s termination of employment or service or 12 months after the optionee’s death or disability. Options granted under the 1996 plan are not generally transferable by the optionee except by will or the laws of descent and distribution and generally are exercisable during the lifetime of the optionee only by such optionee. The 1996 plan has been approved by our stockholders.

     The 1996 plan will remain in effect for 10 years after the date of its adoption by our Board of Directors. The 1996 plan may be amended by our Board of Directors without the consent of our stockholders, except that any amendment, although effective when made, will be subject to stockholder approval if required by any Federal or state law or regulation or by the rules of any stock exchange or any automated quotation system on which our common stock may then be listed or quoted. The number of shares reserved under the 1996 plan and the number of shares subject to outstanding options are subject to adjustment in the event of stock splits, stock dividends and other extraordinary corporate events.

1992 Plan

     Our Board of Directors adopted the 1992 Incentive Stock Option Plan (the 1992 Plan) and reserved an aggregate of 250,000 shares of common stock for grants of stock options under the 1992 plan. The 1992 plan expired on June 30, 2001 and no options were granted or available for grant under the 1992 plan after such date. As of September 30, 2003, options to purchase 47,000 shares of common stock were outstanding under the 1992 plan with exercise prices of $3.63 to $4.86, and no options had been exercised.

Employee Benefit Plans

Employee Stock Ownership Plan

     We have an employee stock ownership plan (ESOP) which covers substantially all of our employees. All costs of administering the ESOP are borne by us. Contributions to the employee stock ownership trust (Trust), which may be made in cash or shares of our common stock, are made at the discretion of our Board of Directors. Substantially all of the Trust’s assets are invested in shares of our common stock. ESOP participants become 20% vested in their account balances after three years of continuous service, and 20% per year thereafter, and are fully vested upon completion of seven years of service. We did not make any contributions to the ESOP during the three-month periods ended September 30, 2003 and 2002 or the years ended June 30, 2003 and 2002.

     If a terminated ESOP participant desires to sell his or her shares of Centergistic common stock, we may be required to repurchase the shares from the participant at their fair market value. During the years ended June 30, 2003 and 2002, the total shares repurchased by us were 6,500 and 12,913, respectively. The estimated fair market value of the 257,575 shares owned by the ESOP at June 30, 2003, including those shares not vested, is approximately $819,000, which is based upon an independent appraisal as of June 30, 2002.

401(k) Plan

     We offer a 401(k) plan to all employees with at least three months of service. We will match 50% of each employee’s contributions, up to 4% of the employee’s salary. We paid $4,337 and $3,328 in matching contributions during the three-month periods ended September 30, 2003 and 2002, respectively, and $14,969 and $9,881 in matching contributions during the years ended June 30, 2003 and 2002, respectively.

Liability and Indemnification of Officers and Directors

     Our Bylaws empower us to indemnify our directors and officers against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with civil or criminal actions, suits or proceedings against such persons by reason of serving or having served as officers, directors, or in other capacities, if such person acted in good faith and in a manner such person reasonably believed to be in our best interests, and in a criminal action or proceeding, had no reason to believe that such person’s conduct was unlawful. If any such person has been successful on the merits in defense of any such action, suit or proceeding, our Bylaws required us to indemnify such person against expenses actually and reasonably incurred in connection therewith. Indemnification as provided in our Bylaws shall be made only as authorized in a specific case and upon a determination that the person met the applicable standards of conduct. We are also empowered under our Articles of Incorporation and Bylaws to enter into indemnifications agreements with our directors, officers, employees and other agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

     Insofar as the limitation of, or indemnification for, liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such limitation or indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable.

     In addition, our Articles of Incorporation provide that, to the fullest extent permitted by California law, our directors will not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us and our shareholders. This provision in the Articles of Incorporation does not eliminate the duty of care, and in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under California law. Each director will continue to be subject to liability for breach of the director’s duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct or knowing or culpable violations of law that the director believes to be contrary to our best interests or the best interests of our shareholders, for acts or omissions involving a reckless disregard for the director’s duty to us or our shareholders when the director was aware or should have been aware of a risk of serious injury us or our shareholders, or an unexcused pattern of inattention that amounts to an abdication of the director’s duty to us or our shareholders, for improper transactions between the director and us or for improper distributions to shareholders and loans to directors and officers, or for acts or omissions by the director as an officer. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     There is no pending material litigation or proceeding involving us and any of our directors, officers, employees or other agents as to which indemnification is being sought, nor are we aware of any pending or threatened material litigation that may result in claims for indemnification by any director, officer, employee or other agent.

CERTAIN TRANSACTIONS

     In March 1995, David Cunningham borrowed $22,500 from us in order to purchase 12,821 shares of our common stock from a third party. The loan was evidenced by his promissory note bearing interest at the rate of 6% per annum and maturing in March 2000. The note was collateralized by the shares purchased. The maturity date of Mr. Cunningham’s note was extended to June 2005. As of September 30, 2003, the unpaid principal amount of Mr. Cunningham’s note was $4,676.

     In July 1997, we entered into an employment agreement with Michael Atlas, a former officer and director and current beneficial owner of more than 5% of our stock as of September 30, 2003, pursuant to which Mr. Atlas is currently entitled to receive a monthly salary of $1,000. He is also entitled to health insurance and other employee benefits generally available to our other employees. His employment agreement, as amended, terminates on June 30, 2005, unless sooner terminated upon the occurrence of certain events specified therein. If we terminate him without cause, his employment agreement provides that he is entitled to continue to receive monthly salary during the remaining term of his employment agreement.

     During fiscal year 2003, we borrowed $16,875 from Ricardo Brutocao and $8,100 from David Cunningham, officers and directors of Centergistic. These loans are evidenced by our promissory notes dated December 31, 2002 payable to Messrs. Brutocao and Cunningham in the principal amount of $16,875 and $8,100, respectively. Our notes bear interest at the rate of 6% and are due and payable on demand. These notes are secured by all of the assets of Centergistic. As of September 30, 2003, the balance outstanding under these notes aggregates $24,975.

     In September 2003, we borrowed a total of $490,000 from 16 lenders in exchange for our convertible subordinated promissory notes in the aggregate principal amount of $490,000 and common stock purchase warrants, exercisable at a price of $3.18 per share, to purchase an aggregate of 9,253 shares of our common stock. The promissory notes are convertible at any time, at the option of the holder, at a price of $3.18 per share, and will automatically convert on the first anniversary date of the notes or earlier upon the occurrence of certain other events. The notes bear interest at the rate of 6% per annum and is payable in arrears on February 1, 2004, May 1, 2004 and August 1, 2004. Of the total loan amount of $490,000, $10,000 was loaned by David Cunningham, an officer and director of Centergistic, $25,000 was loaned by The Atlas Family Trust, a principal stockholder of Centergistic, $10,000 was loaned by MKB Associates, Inc., an affiliate of Ricardo Brutocao, an officer and director of Centergistic, and $25,000 was loaned by Leonard Brutocao, a relative of Ricardo Brutocao. These four lenders were issued an aggregate of 1,322 of the total 9,252 warrants issued in this borrowing transaction.

     We have granted stock options to our executive officers under our 1996 Stock Option Plan and to our non-employee directors under our 1998 Nonemployee Directors Stock Option Plan which are described elsewhere in this prospectus.

     We believe that all of the related party transactions described above were entered into on terms no more favorable than those that would have been agreed to by an unrelated third party.

PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our common stock as of September 30, 2003 by (i) each person who is known by us to own beneficially more than 5% of our outstanding common stock; (ii) each of our executive officers and directors; and (iii) all of our directors and executive officers as a group. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

	Number of Shares of		Percentage of Shares of
	Common Stock		Common
Name and Address of Beneficial Owner	Beneficially Owned (1)		Stock Outstanding (2)

Ricardo G. Brutocao (President, Chief Executive Officer and director)	1,355,124	(3)(4)	73.5%
2045 W. Orangewood Avenue
Orange, California 92868

David M. Cunningham (Chief Operating Officer, Chief Financial Officer, Secretary and director)	322,908	(4)(5)	27%
2045 W. Orangewood Avenue
Orange, California 92868

Jerome Fahey (director)	26,394	(6)	2.2%
920 Spring Meadow Dr.
West Covina, California 91791

Jay Kurtz (director)	9,200	(7)	*
2616 Queda Way
Laguna Beach, California 92652

William J. Battison (director)	3,200	(8)	*
334 Meadow Grove
La Cãnada Flintridge, CA 91011

Michael Atlas	245,312	(9)	21.12%
13036 Lake Wildwood Dr.
Penn Valley, California 95946

Venture Communications Corporation	842,847	(10)	48%
5362 Runningbrook Road
Las Vegas, Nevada 89120

MKB Associates, Inc.	88,616	(11)	7.66%
25412 Wagon Wheel Circle
Laguna Hills, California 92653

All executive officers and directors as a group (5 persons)	1,459,251	(4)(12)	76.40%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants and convertible notes currently exercisable or convertible, or exercisable or convertible within 60 days after September 30, 2003, are deemed beneficially owned and outstanding for computing the percentage of the person holding such securities, but are not considered outstanding for computing the percentage of any other person.

(2)	Percentage of ownership is based on 1,152,677 shares of common stock outstanding on September 30, 2003.

(3)	Includes 80,625 shares subject to options currently exercisable or exercisable within 60 days after September 30, 2003. Includes 85,283 shares owned by MKB Associates, Inc., a corporation owned by Mr. Brutocao’s children and of which Mr. Brutocao’s wife is president , and also includes an additional 3,144 shares issuable upon conversion of a convertible note and 189 shares issuable upon exercise of warrants held by MKB Associates, Inc. Mr. Brutocao disclaims beneficial ownership of such securities held by MKB Associates, Inc. Includes 236,847 shares owned and 606,000 shares issuable upon exercise of warrants held by Venture Communications Corporation of which Mr. Brutocao is a director. Mr. Brutocao disclaims beneficial ownership of such securities held by Venture Communications Corporation, except to the extent of his pecuniary interest therein. Does not include 24,763 shares held by the Centergistic ESOT for the benefit of Mr. Brutocao, since these shares are already included in the total number of shares held in the Centergistic ESOT and deemed to be beneficially owned by him by virtue of his shared voting power as described in footnote (4) to this table.

(4)	Includes 257,575 shares held by the Centergistic ESOT, of which Mr. Brutocao and Mr. Cunningham are co-trustees and have shared voting power as to certain matters, including election of the Centergistic Board of Directors. Messrs. Brutocao and Cunningham disclaim beneficial ownership of the shares held by the Centergistic ESOT except to the extent of their respective pecuniary interests therein.

(5)	Includes 40,500 shares subject to options, 189 shares subject to warrants and 3,144 shares subject to a convertible note currently exercisable or convertible, or exercisable or convertible within 60 days after September 30, 2003. Does not include 9,117 shares held by the Centergistic ESOT for the benefit of Mr. Cunningham, since these shares are already included in the total number of shares held in the Centergistic ESOT and deemed to be beneficially owned by him by virtue of his shared voting power as described in footnote (4) to this table.

(6)	Includes 11,200 shares subject to options currently exercisable or exercisable within 60 days after September 30, 2003.

(7)	Includes 9,200 shares subject to options currently exercisable or exercisable within 60 days after September 30, 2003.

(8)	Includes 3,200 shares subject to options currently exercisable or exercisable within 60 days after September 30, 2003.

(9)	Includes 213,161 shares held by the Atlas Family Trust and an additional 7,861 shares issuable upon conversion of a convertible note and 472 shares issuable upon exercise of warrants held by The Atlas Family Trust. Also includes 22,634 shares held by the Centergistic ESOT for the benefit of Mr. Atlas and 1,184 shares held by the Centergistic ESOT for the benefit of Mr. Atlas’ wife.

(10)	Includes 606,000 shares subject to warrants currently exercisable.

(11)	Includes 3,144 shares issuable upon exercise of a convertible note and 189 shares issuable upon exercise of warrants that are currently convertible or exercisable, or convertible or exercisable within 60 days after September 30, 2003.

(12)	Includes an aggregate of 148,058 shares subject to options, warrants and convertible notes held by all executive officers and directors that are currently exercisable or convertible or exercisable or convertible within 60 days after September 30, 2003. Includes the 85,283 shares owned and the 3,144 shares subject to the convertible note and 189 shares issuable upon exercise of the warrants held by MKB Associates, Inc., as to which Mr. Brutocao disclaims beneficial ownership. Includes the 236,847 shares owned and 606,000 shares issuable upon exercise of warrants held by Venture Communications Corporation, as to which Mr. Brutocao disclaims beneficial ownership, except to the extent of his pecuniary interest therein. Does not include an aggregate of 33,880 shares held by the Centergistic ESOT for the benefit of our executive officers since these shares are already included in the total number of shares held in the Centergistic ESOT and deemed to be beneficially owned by Messrs. Brutocao and Cunningham by virtue of their shared voting power as described in footnote (4) to this table. Messrs. Brutocao and Cunningham disclaim beneficial ownership of the shares held by the Centergistic ESOT except to the extent of their respective pecuniary interests therein.

SELLING STOCKHOLDERS

     The following table sets forth the names of our selling stockholders, the number of shares of our common stock beneficially owned by each selling stockholder as of the date of this prospectus, and the number of shares offered for sale.

			Shares Beneficially
			Owned After Offering
			(Assuming Sale of All
		Maximum Number	Shares Covered
	Number of Shares	of Shares to be	by This Prospectus(3)
	Beneficially Owned	Sold Pursuant to this
Name	Prior to Offering(1)	Prospectus(2)	Number	Percent

Trayboard Holdings SA	0	16,667	0	0
Junkin Trust	0	8,333	0	0
Thomas J. and Nancy J. McMillian	0	5,000	0	0
Greg Foncesa	0	16,667	0	0
Kurt Rexius	0	16,667	0	0
Thomas Ole Dial	0	8,333	0	0
George H. Maley	0	8,333	0	0
Bette Jane Maley	0	8,333	0	0
The Bosphorous Group, Inc.	0	9,999	0	0

			Shares Beneficially
			Owned After Offering
			(Assuming Sale of All
		Maximum Number	Shares Covered
	Number of Shares	of Shares to be	by This Prospectus(3)
	Beneficially Owned	Sold Pursuant to this
Name	Prior to Offering(1)	Prospectus(2)	Number	Percent

Campbell Family Trust	0	8,333	0	0
WMC Investments, LLC	0	16,667	0	0
Leonard J. Brutocao	0	8,333	0	0
Lenawee Trust	0	16,667	0	0
Hanover Capital Corp.	350,000 (4)	350,000	0	0

(1)	This column does not include shares which may be acquired upon conversion of convertible promissory notes or upon exercise of warrants.

(2)	This column also includes, for the following persons, the following number of shares which may be acquired upon conversion of convertible promissory notes:

Trayboard Holdings SA (15,723); Junkin Trust (7,861); Thomas J. and Nancy J. McMillian (4,716); Greg Foncesa (15,723); Kurt Rexius (15,723); Thomas Ole Dial (7,861); George H. Maley (7,861); Bette Jane Maley (7,861); The Bosphorous Group, Inc. (9,433); Campbell Family Trust (7,861); WMC Investments, LLC (15,723); Leonard J. Brutocao (7,861); Lenawee Trust (15,723)

This column also includes, for the following persons, the following number of shares which may be acquired upon exercise of warrants:

Trayboard Holdings SA (944); Junkin Trust (472); Thomas J. and Nancy J. McMillian (284);; Greg Foncesa (944); Kurt Rexius (944); Thomas Ole Dial (472); George H. Maley (472); Bette Jane Maley (472);; The Bosphorous Group, Inc. (566); Campbell Family Trust (472); WMC Investments, LLC (944); Leonard J. Brutocao (472); Lenawee Trust (944)

(3)	Assumes the sale of all shares covered by this prospectus. There can be no assurance that any of the selling stockholders will sell any or all of the shares of common stock offered by them hereunder.

(4)	Gives effect to a split of our outstanding common stock to be effected prior to the effective date of this prospectus.

*	Less than 1%

Information regarding the selling stockholders

     The shares of our common stock which the selling stockholders or their pledgees, donees, transferees or other successors in interest are offering for resale will be offered, if the common stock is quoted on the Bulletin Board, at prevailing market prices or privately negotiated prices. Such sales may be made from time to time in one or more of the following transactions:

•	Block transactions;

•	Through the writing of options on the shares;

•	Short sales; or

•	Any combination of these transactions.

     The sale price to the public in these transactions may be:

•	The market price prevailing at the time of sale;

•	A price related to the prevailing market price; or

•	Negotiated prices.

     The selling stockholders may also sell shares of our common stock pursuant to Rule 144 under the Securities Act of 1933. The selling stockholders will have the sole and absolute discretion not to accept any purchase offer or make any sale of these shares of our common stock if they deem the purchase price to be unsatisfactory at any particular time.

     The selling stockholders or their pledges, donees, transferees or other successors in interest, may also sell these shares of our common stock directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of these shares of our common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both. As to a particular broker-dealer, this compensation might be in excess of customary commissions. Market makers and block purchasers purchasing these shares of our common stock will do so for their own account and at their own risk.

     It is possible that a selling stockholder will attempt to sell shares of our common stock in block transactions to market makers or other purchasers at a price per share which may be below the prevailing market price of our common stock. There can be no assurance that all or any of these shares of our common stock offered hereby will be issued to, or sold by, the selling stockholders. Upon effecting the sale of any of these shares of our common stock offered under this prospectus, the selling stockholders and any brokers, dealers or agents may be deemed “underwriters” as that term is defined under the Securities Act of 1933 or the Securities Exchange Act of 1934, or the rules and regulations thereunder.

     Alternatively, the selling stockholders may sell all or any part of the shares of our common stock offered hereby through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If a selling stockholder enters into an agreement or agreements with an underwriter, then the relevant details will be set forth in a supplement or revision to this prospectus.

     The selling stockholders and any other persons participating in the sale or distribution of these shares of our common stock will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder including, without limitation, Regulation M. These provisions may restrict activities of and limit the timing of purchases and sales of any of these shares of our common stock by the selling stockholders. Furthermore, pursuant to Regulation M, a person engaged in a distribution of our securities is prohibited from bidding for, purchasing, or attempting to induce any person to bid for or purchase our securities for a period beginning five business days prior to the date of this prospectus until such person is no longer a selling shareholder. These regulations may affect the marketability of these shares of our common stock.

     We will pay substantially all of the expenses incident to the registration and offering of our common stock, other than commissions or discounts of underwriters, broker-dealers or agents with respect to sales by the selling stockholders.

DESCRIPTION OF SECURITIES

General

     We are authorized to issue 10,000,000 shares of common stock.

Common Stock

     As of September 30, 2003, there were 1,152,677 shares of common stock outstanding. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, except that upon giving the legally required notice, stockholders may cumulate their votes in the election of directors. The holders of common stock are entitled to any dividends that may be declared by the Board of Directors out of funds legally available therefor subject to the prior rights of holders of any outstanding shares of preferred stock and any contractual restrictions we have against the payment of dividends on common stock. In the event of our liquidation or dissolution, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock.

     Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. All of our outstanding shares of common stock are fully paid and nonassessable.

     There is no current trading market for our securities and no assurance that a trading market will develop in the future. We plan to apply to list our stock for trading on the Nasdaq Over-the-Counter Bulletin Board Trading System. The Bulletin Board tends to be highly illiquid, in part because there is no national quotation system by which potential investors can track the market price of shares except through information received or generated by a limited number of broker-dealers that make markets in particular stocks. There is a greater chance of market volatility for securities that trade on the Bulletin Board as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including:

•	The lack of readily available price quotations;

•	The absence of consistent administrative supervision of “bid” and “ask” quotations;

•	Lower trading volume; and

•	Market conditions.

     In a volatile market, investors may experience wide fluctuations in the market price of our securities. These fluctuations may have an extremely negative effect on the market price of our securities and may prevent investors from obtaining a market price equal to their purchase price when they attempt to sell our securities in the open market. In these situations, investors may be required to either sell our securities at a market price which is lower than their purchase price, or to hold our securities for a longer period of time than planned.

     Because our common stock falls under the definition of “penny stock,” trading in our common stock, if any, may be further limited because broker-dealers are required to provide their customers with disclosure documents prior to allowing them to participate in transactions involving our common stock. These disclosure requirements are burdensome to broker-dealers and may discourage them from allowing their customers to participate in transactions involving our common stock.

     “Penny stocks” are equity securities with a market price below $5.00 per share other than a security that is registered on a national exchange; included for quotation on the Nasdaq system; or whose issuer has net tangible assets of more than $2,000,000 and has been in continuous operation for greater than three years. Issuers who have been in operation for less than three years must have net tangible assets of at least $5,000,000.

     Rules promulgated by the Securities and Exchange Commission under Section 15(g) of the Exchange Act require broker-dealers engaging in transactions in penny stocks, to first provide to their customers a series of disclosures and documents, including:

•	A standardized risk disclosure document identifying the risks inherent in investment in penny stocks;

•	All compensation received by the broker-dealer in connection with the transaction;

•	Current quotation prices and other relevant market data; and

•	Monthly account statements reflecting the fair market value of the securities. In addition, these rules require that a broker-dealer obtain financial and other information from a customer, determine that transactions in penny stocks are suitable for such customer and deliver a written statement to such customer setting forth the basis for this determination.

     In addition, under the Exchange Act and its regulations, any person engaged in a distribution of shares of our common stock offered by this prospectus may not simultaneously engage in market making activities with respect to the common stock during the applicable “cooling off” periods prior to the commencement of this distribution.

Convertible Promissory Notes

     As of September 30, 2003, there were convertible promissory notes in the aggregate principal amount of $490,000 outstanding which are convertible into an aggregate of 154,079 shares of common stock.

Options

     As of September 30, 2003, there were options outstanding under Centergistic’s Stock Option Plans described elsewhere in this prospectus to purchase a total of 251,950 shares of common stock:

Warrants

     As of September 30, 2003, there were warrants outstanding to purchase:

•	566,000 shares of common stock exercisable at a price of $3.50 per share until September 27, 2005.

•	40,000 shares of common stock exercisable at a price of $5.41 per share until September 27, 2005.

•	20,000 shares of common stock exercisable at a price of $5.41 per share until September 27, 2005.

•	9,252 shares of common stock exercisable at a price of $3.18 per share until August 31, 2005.

•	5,564 shares of common stock exercisable at a price of $3.73 per share until August 31, 2008.

Dividends

     We do not intend to pay dividends on our common stock in the foreseeable future.

Transfer Agent

                    is our transfer agent.

EXPERTS

     Our financial statements appearing in this prospectus and Registration Statement have been audited by Haskell & White LLP, independent accountants, to the extent and for the periods indicated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by the firm of Day & Campbell, LLP.

CENTERGISTIC SOLUTIONS, INC.

Page

Independent Auditors’ Report	F-2
Consolidated Financial Statements
Consolidated Balance Sheets as of September 30, 2003 (Unaudited), June 30, 2003 and 2002	F-3
Consolidated Statements of Operations and Comprehensive Income (Loss) for the Three Months Ended September 30, 2003 and 2002 (Unaudited) and for the Years Ended June 30, 2003 and 2002	F-5
Consolidated Statements of Stockholders’ Equity (Deficit) for the Years Ended June 30, 2003 and 2002 and for the Three Months Ended September 30, 2003 (Unaudited)	F-6
Consolidated Statements of Cash Flows for the Three Months Ended September 30, 2003 and 2002 (Unaudited) and for the Years Ended June 30, 2003 and 2002	F-7
Notes to Consolidated Financial Statements	F-10

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors
Centergistic Solutions, Inc.

We have audited the accompanying consolidated balance sheets of Centergistic Solutions, Inc. (the “Company”) as of June 30, 2003 and 2002, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity (deficit), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements of Centergistic Solutions, Inc. as of June 30, 2003 and 2002, present fairly, in all material respects, the financial position of the Company as of June 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

HASKELL & WHITE LLP

Irvine, California
August 26, 2003, except for Notes 5 and 9
   as to which the date is September 30, 2003

CENTERGISTIC SOLUTIONS, INC.

Consolidated Balance Sheets

	September 30,	June 30,
	2003
	(Unaudited)	2003	2002

ASSETS
Current
Cash and cash equivalents	$217,059	$32,012	$102,842
Certificate of deposit held as collateral for note payable (Note 5)	—	—	171,722
Securities available for sale, net (Note 3)	—	3,621	284,273
Trade receivables, less allowance for doubtful accounts of $45,125, $35,985 and $54,000, respectively	1,089,431	875,610	685,051
Inventories	162,411	164,008	152,768
Other current assets	223,539	152,921	121,419

Total current assets	1,692,440	1,228,172	1,518,075

Property, equipment, and leasehold improvements, at cost
Office and computer equipment	567,997	560,507	475,758
Tradeshow equipment	131,142	131,142	131,142
Leasehold improvements	97,019	97,019	97,019

	796,158	788,668	703,919
Less accumulated depreciation and amortization	(582,536)	(554,414)	(469,414)

Total property, equipment, and leasehold improvements, net	213,622	234,254	234,505

Building held for sale, net of accumulated depreciation of $282,196 at June 30, 2002 (Note 8)	—	—	174,058

Capitalized software development costs, net of accumulated amortization of $1,566,563 $1,535,532 and $1,396,036, respectively	275,523	306,555	446,050

Other assets
Goodwill	23,600	23,600	23,600
Deferred offering costs (Note 9)	120,000	122,690	75,000
Other, net	31,342	29,917	20,114

Total other assets	174,942	176,207	118,714

	$2,356,527	$1,945,188	$2,491,402

See accompanying notes to consolidated financial statements.

CENTERGISTIC SOLUTIONS, INC.

Consolidated Balance Sheets (Continued)

	September 30,	June 30,
	2003
	(Unaudited)	2003	2002

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Term loan (Note 5)	$—	$60,000	$331,249
Notes payable, net of debt discount of $79,657 at September 30, 2003 (Notes 5 and 9)	410,343	—	49,132
Notes payables officers (Note 5)	24,975	24,975	—
Note payable to shareholder (Note 5)	44,220	—	—
Accounts payable	271,506	219,410	267,549
Accrued expenses	117,435	113,209	114,219
Deferred income	229,783	145,856	121,887

Total liabilities, all current	1,098,262	563,450	884,036

Commitments and contingencies (Notes 5 through 9)
Stockholders’ equity (deficit) (Note 7)
Common stock, $0.002 par value; 10,000,000 shares authorized; 1,152,677, 1,152,677 and 1,159,177 shares issued and outstanding, respectively	2,305	2,305	2,318
Additional paid-in capital	2,729,750	2,634,608	2,623,473
Accumulated deficit	(1,398,199)	(1,217,425)	(974,139)
Unearned stock compensation	(26,695)	(28,558)	—
Common stock to be redeemed (Note 5)	(44,220)	—	—
Accumulated items of other comprehensive loss	—	(3,834)	(36,645)

	1,262,941	1,387,096	1,615,007
Less notes receivable	(4,676)	(5,358)	(7,641)

Total stockholders’ equity (deficit)	1,258,265	1,381,738	1,607,366

Total liabilities and stockholders’ equity (deficit)	$2,356,527	$1,945,188	$2,491,402

See accompanying notes to consolidated financial statements.

CENTERGISTIC SOLUTIONS, INC.

Consolidated Statements of Operations and Comprehensive Income (Loss)

	Three Months Ended
	September 30,
	2003	2002	Years Ended June 30,

	(Unaudited)		2003	2002

Revenues, net	$988,246	$934,607	$4,307,916	$4,122,879
Cost of revenues	363,972	313,559	1,559,891	1,761,606

Gross profit	624,274	621,048	2,748,025	2,361,273

Operating expenses
Selling and marketing costs	194,694	214,277	859,090	1,089,735
Research and development costs	102,089	101,169	403,686	533,396
General and administrative	404,742	438,608	1,694,053	1,891,443

Total operating expenses	701,525	754,054	2,956,829	3,514,574

Operating loss	(77,251)	(133,006)	(208,804)	(1,153,301)

Other (expense) income
Loss on sale of securities available for sale	(2,657)	—	(44,081)	—
Loss on sale of land and building held for sale	—	—	(32,457)	—
Investment and interest income	69	5,724	8,482	23,744
Interest expense	(97,708)	(6,480)	(11,486)	(17,842)
Other	(3,227)	985	101	—

Total other (expense) income	(103,523)	229	(79,441)	5,902

Loss before income taxes	(180,774)	(132,777)	(288,245)	(1,147,399)
Income tax benefit (provision)
(Note 4)	—	—	44,959	(13,868)

Net loss	(180,774)	(132,777)	(243,286)	(1,161,267)

Other comprehensive income (loss), net of tax
Unrealized holding loss during the period	—	(14,379)	(3,834)	(35,870)
Reclassification adjustment for losses included in net loss	3,834	—	36,645	—

Other comprehensive income (loss)	3,834	(14,379)	32,811	(35,870)

Comprehensive loss	$(176,940)	$(147,156)	$(210,475)	$(1,197,137)

Net loss per share	$(0.16)	$(0.12)	$(0.21)	$(0.99)

Weighted-average number of common shares outstanding	1,152,677	1,159,176	1,158,918	1,167,938

See accompanying notes to consolidated financial statements.

CENTERGISTIC SOLUTIONS, INC.
Consolidated Statements of Stockholders’ Equity (Deficit) for the
Years Ended June 30, 2003 and 2002 and the Three Months Ended September 30, 2003

				Retained
	Common Stock		Additional	Earnings	Unearned
			Paid-In	(Accumulated	Stock
	Shares	Amount	Capital	Deficit)	Compensation

Balance, June 30, 2001	1,153,549	$2,307	$2,671,834	$187,128	$—
Common stock redeemed by ESOP	(12,913)	(26)	(48,147)	—	—
Common stock issued	18,541	37	1,786	—	—
Change in unrealized loss on securities available for sale, net	—	—	—	—	—
Notes receivable reduction	—	—	—	—	—
Loan against distribution	—	—	(2,000)	—	—
Net loss for the year	—	—	—	(1,161,267)	—

Balance, June 30, 2002	1,159,177	2,318	2,623,473	(974,139)	—
Stock options granted to employees	—	—	29,800	—	(28,558)
Common stock redeemed by ESOP	(6,500)	(13)	(18,665)	—	—
Change in unrealized loss on securities available for sale, net	—	—	—	—	—
Note receivable reduction	—	—	—	—	—
Net loss for the year	—	—	—	(243,286)	—

Balance, June 30, 2003	1,152,677	2,305	2,634,608	(1,217,425)	(28,558)
Discount on convertible promissory notes payable (Note 9)	—	—	12,533	—	—
Stock compensation	—	—	—	—	1,863
Change in unrealized loss on securities available for sale, net	—	—	—	—	—
Note receivable reduction	—	—	—	—	—
Stock redemption	—	—	—	—	—
Repricing of warrants (Note 11)	—	—	82,609	—	—
Net loss for the period	—	—	—	(180,774)	—

Balance, September 30, 2003	1,152,677	$2,305	$2,729,750	$(1,398,199)	$(26,695)

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Accumulated
		Items of Other		Total
	Common	Comprehensive	Notes	Stockholders’
	Stock to be	Income	Receivable	Equity
	Redeemed	(Loss)	(Note 8)	(Deficit)

Balance, June 30, 2001	$—	$(775)	$(10,005)	$2,850,489
Common stock redeemed by ESOP	—	—	—	(48,173)
Common stock issued	—	—	—	1,823
Change in unrealized loss on securities available for sale, net	—	(35,870)	—	(35,870)
Notes receivable reduction	—	—	2,364	2,364
Loan against distribution	—	—	—	(2,000)
Net loss for the year	—	—	—	(1,161,267)

Balance, June 30, 2002	—	(36,645)	(7,641)	1,607,366
Stock options granted to employees	—	—	—	1,242
Common stock redeemed by ESOP	—	—	—	(18,678)
Change in unrealized loss on securities available for sale, net	—	32,811	—	32,811
Note receivable reduction	—	—	2,283	2,283
Net loss for the year	—	—	—	(243,286)

Balance, June 30, 2003	—	(3,834)	(5,358)	1,381,738
Discount on convertible promissory notes payable (Note 9)	—	—	—	12,533
Stock compensation	—	—	—	1,863
Change in unrealized loss on securities available for sale, net	—	3,834	—	3,834
Note receivable reduction	—	—	682	682
Stock redemption	(44,220)	—	—	(44,220)
Repricing of warrants (Note 11)	—	—	—	82,609
Net loss for the period	—	—	—	(180,774)

Balance, September 30, 2003	$(44,220)	$—	$(4,676)	$1,258,265

See accompanying notes to consolidated financial statements.

CENTERGISTIC SOLUTIONS, INC.

Consolidated Statements of Cash Flows

	Three Months Ended
	September 30,
	2003	2002	Years Ended June 30,

	(Unaudited)		2003	2002

Cash flows from operating activities
Net loss	$(180,774)	$(132,777)	$(243,286)	$(1,161,267)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	59,154	55,500	224,495	240,127
Provision for doubtful accounts	9,143	10,000	(18,018)	10,500
Stock compensation	1,863	—	1,242	—
Non-cash interest expense	89,851	—	—	—
Loss on sale of securities available for sale	2,657	—	44,081	—
Loss on sale of land and building held for sale	—	—	32,457	—
Deferred taxes, net	—	—	—	22,000
Increase (decrease) from changes in assets and liabilities:
Trade receivables	(222,964)	90,725	(172,541)	392,975
Inventories	1,597	(13,272)	(11,240)	6,958
Other, net	(72,043)	(77,677)	(48,100)	16,128
Accounts payable	82,096	2,827	(48,139)	24,779
Accrued expenses	4,226	96,998	(1,010)	(68,169)
Deferred income	83,927	(44,468)	23,969	(21,265)

Net cash used by operating activities	(141,267)	(12,144)	(216,090)	(537,234)

Cash flows from investing activities
Purchase of securities	—	—	—	(266,008)
Proceeds from sale of securities	4,798	45,013	269,382	—
Additions to capitalized software development costs	—	—	—	(14,960)
Purchase of equipment	(7,490)	(10,205)	(84,749)	(30,096)
Net proceeds from sale of land and building held for sale	—	—	148,396	—

Net cash (used) provided by investing activities	(2,692)	34,808	333,029	(311,064)

See accompanying notes to consolidated financial statements.

CENTERGISTIC SOLUTIONS, INC.

Consolidated Statements of Cash Flows (continued)

	Three Months Ended
	September 30,
	2003	2002	Years Ended June 30,

	(Unaudited)		2003	2002

Cash flows from financing activities
Deferred offering costs	(71,676)	(15,000)	(47,690)	(10,000)
Principal payments on term loan and notes payable	(60,000)	(219,233)	(320,381)	(95,456)
Borrowings on short-term debt	460,000	—	—	385,000
Borrowings from officers	—	—	24,975	—
Certificate of deposit held as collateral for note payable	—	171,722	171,722	(7,146)
Repurchase of common stock	—	(5,702)	(18,678)	(50,173)
Common stock issued for cash	—	—	—	1,823
Payments received on note receivable	682	641	2,283	2,364

Net cash provided (used) by financing activities	329,006	(67,572)	(187,769)	226,412

Net increase (decrease) in cash and cash equivalents	185,047	(44,908)	(70,830)	(621,886)
Cash and cash equivalents, beginning of year	32,012	102,842	102,842	724,728

Cash and cash equivalents, end of year	$217,059	$57,934	$32,012	$102,842

Supplemental Disclosures of Cash Flow Information:
Cash payments (refunds) for:
Interest	$4,283	$6,480	$11,485	$17,842

Income tax payments (refunds)	$797	$2,373	$(45,956)	$(18,817)

See accompanying notes to consolidated financial statements.

CENTERGISTIC SOLUTIONS, INC.

Consolidated Statements of Cash Flows (continued)

Supplemental Disclosures of Non-Cash Investing and Financing Activities:

During the three months ended September 30, 2003, in conjunction with the private debt offering discussed in Note 9, a vendor converted $30,000 of accounts payable owed to a convertible promissory note.

During the three months ended September 30, 2003, the Company issued warrants to purchase common stock as part of a private placement of debt. The estimated fair value of the warrants was $12,533. In connection with the private placement, the Company reclassified $53,616 of deferred offering costs to debt discount as these costs were previously incurred for a pending financing transaction. The cost of the debt discount is being accreted as non-cash interest expense over the term of the financing.

During the three months ended September 30, 2003, the Company agreed to purchase its common stock from a shareholder. The Company issued a note payable for $44,220 and recorded common stock to be redeemed as an offset to stockholders equity (deficit).

See accompanying notes to consolidated financial statements.

CENTERGISTIC SOLUTIONS, INC.

Notes to Consolidated Financial Statements
(Information with Respect to the Three Months Ended
September 30, 2003 and 2002 is Unaudited)

1.	Nature of Business

Nature of Business

Centergistic Solutions, Inc. (the “Company”) was incorporated in the State of California on March 10, 1972. On October 18, 1999, the Company affected a name change to Centergistic Solutions, Inc.

The Company provides integrated information distribution and reporting systems, serving both general business and contact center environments. The products provide critical information throughout the enterprise to help companies improve performance and increase personnel productivity.

Affinitec Corporation (“Affinitec”), a wholly owned subsidiary, manufactures and distributes software that enables automatic call distribution management system users to obtain sophisticated reporting and communications tools to help manage their work force, forecast staffing requirements, and schedule their agents. The operations of this entity were merged into that of the parent company during fiscal 2001.

Substantially all of the remaining operations are conducted by the Company’s Mexican subsidiary, Centergistic Solutions, S. DE R.L. DE D.V. (formerly known as AAC de Latin America). The Mexican operations distribute products of its parent, as well as other telecommunications products from third parties.

LYA, Inc., a wholly owned subsidiary, is a consulting business for call centers and the telecommunications industry.

Principles of Consolidation

The accompanying consolidated financial statements for the three months ended September 30, 2003 and 2002 and the years ended June 30, 2003 and 2002 include the accounts of the Company and its wholly owned subsidiaries, Affinitec Corporation (“Affinitec”), Centergistic Solutions, S. DE R.L. DE D.V. (“Centergistic Solutions - Mexico”) and LYA, Inc. (“LYA”). All significant intercompany accounts and transactions have been eliminated.

CENTERGISTIC SOLUTIONS, INC.

Notes to Consolidated Financial Statements
(Information with Respect to the Three Months Ended
September 30, 2003 and 2002 is Unaudited)

1.	Nature of Business (continued)

Segment Reporting

The Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 131, “Disclosures About Segment of an Enterprise and Related Information,” during the quarter ended September 30, 2003. SFAS 131 establishes standards for the way to report information about operating segments and related disclosures about products and services, geographic areas, and major customers in financial statements. The Company views its operations and manages its business in three segments: Centergistic Solutions, Centergistic Solutions - Mexico and LYA.

The following represents the total assets by segment:

		June 30,

	September 30, 2003	2003	2002

Centergistic Solutions	$5,074,174	$4,677,150	$5,341,534
Centergistic Solutions – Mexico	621,046	599,174	498,169

	5,695,220	5,276,324	5,839,703
Eliminations	(3,338,693)	(3,331,136)	(3,348,301)

Total consolidated assets	$2,356,527	$1,945,188	$2,491,402

The total assets for LYA are not significant and are included in those of Centergistic Solutions.

The following represents the revenues, gross profit and net income (loss) by segment:

	Three Months Ended
	September 30,		Year Ended	Year Ended
	2003	2002	June 30, 2003	June 30, 2002

Centergistic Solutions
Revenues	$683,612	$659,989	$2,877,002	$2,966,805

Gross profit	$492,761	$452,537	$2,072,179	$1,807,815

Net income (loss)	$(171,790)	$(153,276)	$(405,351)	$(1,182,444)

Centergistic Solutions – Mexico
Revenues	$251,474	$248,962	$1,242,478	$1,100,002

Gross profit	$121,951	$163,641	$637,451	$540,346

Net income (loss)	$(14,065)	$20,119	$116,068	$(19,255)

LYA
Revenues	$53,160	$25,656	$188,436	$56,072

Gross profit	$9,562	$4,870	$38,395	$13,112

Net income (loss)	$5,081	$275	$45,997	$40,432

CENTERGISTIC SOLUTIONS, INC.

Notes to Consolidated Financial Statements
(Information with Respect to the Three Months Ended
September 30, 2003 and 2002 is Unaudited)

1.	Nature of Business (continued)

Net Loss Per Share

In accordance with the provisions of SFAS No. 128, “Earnings Per Share.” The Company is required to disclose basic and diluted earnings (loss) per share. Basic earnings (loss) per share is computed by dividing net income (loss), by the weighted average number of common shares outstanding during each period. Diluted earnings (loss) per share is similar to basic earnings (loss) per share, except that the weighted average number of common shares outstanding is increased to reflect the dilutive effect of potential common shares, such as those issuable upon the exercise of stock or warrants, and the conversion of preferred stock, as if they had been issued.

For all periods presented, there is no difference between basic and diluted loss per common share, as the effects of stock options or warrants and conversion of preferred stock are anti-dilutive, given the net loss applicable to common shares for each period.

2.	Summary of Significant Accounting Policies

Management’s Plans / Liquidity

During the year ended June 30, 2003, the Company incurred a net loss of $243,286 and an operating loss of $208,804, which includes depreciation and amortization of $224,495, and, as of June 30, 2003, the Company had working capital of $664,722. The Company demonstrated significant cost reductions during the year ended June 30, 2003, as the operating loss improved to $208,804 from $1,153,301 in the prior year. This was achieved on a 4% increase in revenue, of $185,037. The Company has reduced headcount and general expenses levels, and anticipates revenue growth through an improved economy, targeted sales and marketing efforts, the addition of strategically placed sales personnel, and expects the profit improvement trend to continue this year and produce operating profits throughout the next year.

Additionally, as further discussed in Note 9, the Company has completed a private offering of debt, raising $490,000. The Company plans to use these proceeds to file a registration statement on Form SB-2 to begin funding its sales and marketing expansion programs and to fund current operating expenses, as necessary. With this debt financing, management believes the Company has sufficient cash and working capital to meet its needs during the next year. The Company further contemplates an equity round of $2,000,000 during the next year once the registration is completed and assuming the continuing improvement in the public financial markets.

CENTERGISTIC SOLUTIONS, INC.

Notes to Consolidated Financial Statements
(Information with Respect to the Three Months Ended
September 30, 2003 and 2002 is Unaudited)

2.	Summary of Significant Accounting Policies (continued)

Basis of Presentation

The unaudited interim financial statements as of September 30, 2003 and for the three-month periods ended September 30, 2003 and 2002 included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) and disclosures which are necessary for a fair presentation. The results of operations for the three month period ended September 30, 2003 are not necessarily indicative of the results for the full year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less, when acquired, to be cash equivalents.

Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade accounts receivable.

The Company maintains its cash balances at financial institutions that management believes possess high-credit quality, and related cash balances are insured by the Federal Deposit Insurance Corporation up to $100,000 and the Securities Investor Protection Corporation up to $500,000. At September 30, 2003 and June 30, 2003 and June 30, 2002, the Company did not have any amounts held in the bank in excess of federally insured limits.

CENTERGISTIC SOLUTIONS, INC.

Notes to Consolidated Financial Statements
(Information with Respect to the Three Months Ended
September 30, 2003 and 2002 is Unaudited)

2.	Summary of Significant Accounting Policies (continued)

Concentrations (continued)

Management believes that concentrations of credit, with respect to trade receivables, are minimized by the Company’s customer base. As of September 30, 2003 and June 30, 2003 and 2002 the Company’s largest customer accounted for 18%, 18% and 7% of total trade receivables, respectively. For the three months ended September 30, 2003 and 2002, the Company’s largest customer accounted for 25% and 30%, respectively, of total Company net revenues and for the years ended June 30, 2003 and 2002, the Company’s largest customer accounted for 31% and 32%, respectively of the total Company net revenues. There were no other customers that exceeded 10% of such amounts as of each respective period-end.

Securities Available for Sale

The Company classifies its entire investment portfolio as available for sale and values it at fair value (based upon specific identification). Securities classified as available for sale are those securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Unrealized gains or losses are reported as increases or decreases in stockholders’ equity as other items of comprehensive income (loss), net of the related deferred tax effect. Realized gains or losses are determined on the basis of the cost of specific securities sold and are included in the statements of operations and comprehensive income (loss).

Inventories

Inventories consist primarily of purchased computer hardware and software, which are stated at the lower of cost (specific identification method) or market value.

Property, Equipment, and Leasehold Improvements

Depreciation is provided using the straight-line method over the following estimated useful lives:

Building	31 years
Office and computer equipment	3-7 years
Trade show equipment	5-10 years

CENTERGISTIC SOLUTIONS, INC.

Notes to Consolidated Financial Statements
(Information with Respect to the Three Months Ended
September 30, 2003 and 2002 is Unaudited)

2.	Summary of Significant Accounting Policies (continued)

Property, Equipment, and Leasehold Improvements (continued)

Improvements to leased property are amortized over the lesser of the life of the lease, or the estimated life of the improvements. Repairs and maintenance expenditures that do not significantly add to the value of the property, or prolong its life, are charged to expense, as incurred. Gains and losses on dispositions of property and equipment are included in the operating results of the related period.

Capitalized Software Development Costs

Research and development, which includes design, development, and testing of new software, software maintenance, and enhancement costs, is expensed as incurred until technological feasibility has been established for the product. Technological feasibility is defined as a completion of detail program design. Thereafter, certain costs, such as coding and testing, are capitalized until the product is available for general release to customers.

Software costs are amortized on a product-by-product basis using the straight-line method over the remaining estimated economic life of the software product, which is typically three to five years. Actual future sales and remaining economic life of the product could differ significantly from these estimates. Amortization of software costs for the three months ended September 30, 2003 and 2002 was $31,032 and $34,874, respectively, and for the years ended June 30, 2003 and 2002 was $139,495 and $148,927, respectively, and is included general and administrative expenses in the accompanying consolidated statements of operations and comprehensive income (loss).

Goodwill

Through fiscal year 2002, goodwill was amortized over ten years using the straight-line method. In fiscal year 2003, upon adoption of SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company ceased amortizing such goodwill. The Company continues to periodically review the unamortized balance of goodwill in accordance with the provisions of SFAS No. 142. Should an impairment be identified, such is recognized in the period identified.

CENTERGISTIC SOLUTIONS, INC.

Notes to Consolidated Financial Statements
(Information with Respect to the Three Months Ended
September 30, 2003 and 2002 is Unaudited)

2.	Summary of Significant Accounting Policies (continued)

Deferred Offering Costs

The Company has engaged the services of an investment banker to assist with the potential funding of future operations through private investors. As of September 30, 2003, June 30, 2003 and 2002, the Company capitalized $120,000, $122,690 and $75,000, respectively, for these services and such are included in the accompanying consolidated balance sheets as deferred offering costs. During the three months ended September 30, 2003, the Company completed a debt offering (Note 9). As part of this transaction, the Company reclassified approximately $54,000 from deferred offering costs to a contra-liability account. The remaining balance relates to a pending equity transaction. There can be no assurance that the Company will receive funding from private investors. If the Company is able to receive private funding, the deferred offering costs will be offset against the proceeds received; otherwise, such will be expensed when the offering efforts are terminated.

Long-Lived Assets

Through fiscal year 2002, the Company accounted for the impairment and disposition of intangible and long-lived assets in accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets to be Disposed Of.” In accordance with SFAS No. 121, intangible and long-lived assets to be held were reviewed by management for events or changes in circumstances, which indicate that their carrying value may not be recoverable. An asset was deemed impaired if the sum of the expected future cash flows was less than the carrying amount of the asset. As of June 30, 2002, management noted no indicators of impairment under such standard, except as discussed in Note 8 for the building held for sale.

During fiscal year 2003, the Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses significant issues relating to the implementation of SFAS No. 121 and develops a single accounting model, based on the framework established in SFAS No. 121 for long-lived assets to be disposed of by sale, whether such assets are or are not deemed to be a business. SFAS No. 144 also modifies the accounting and disclosure rules for discontinued operations. Implementation of such standard has not had a material effect on the accompanying consolidated financial statements. Additionally, under this standard, as of September 30, 2003 and June 30, 2003, management noted no indicators of impairment.

Debt Issuance Costs

Costs related to the issuance of debt are recorded as a contra-liability account and are amortized over the term of the related debt.

CENTERGISTIC SOLUTIONS, INC.

Notes to Consolidated Financial Statements
(Information with Respect to the Three Months Ended
September 30, 2003 and 2002 is Unaudited)

2.	Summary of Significant Accounting Policies (continued)

Accounting for Stock-based Compensation

The Company has adopted SFAS No. 123, “Accounting for Stock-based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-based Compensation-Transition and Disclosure,” which establishes financial accounting and reporting standards for stock-based compensation. SFAS No. 123 generally suggests, but does not require, stock-based employee compensation transactions be accounted for based on the fair value of the consideration received, or the fair value of the equity instruments issued, whichever is more reliably measurable. Companies that do not elect to change their accounting for stock-based employee compensation are required to disclose the effect on net income as if the provisions of SFAS No. 123 were followed. The Company has decided to retain the provisions of APB Opinion No. 25, and related interpretations thereof, for recognizing stock-based employee compensation expense, which includes members of the board of directors. Non-employee stock compensation is recorded at fair value in accordance with SFAS No. 123.

In accordance with APB Opinion No. 25, the Company has recognized compensation cost aggregating $61,980 through September 30, 2003 for stock option grants, of which $1,863 and $0 was recognized during the three month periods ended September 30, 2003 and 2002, respectively, and $1,242 and $0 was recognized in fiscal years 2003 and 2002, respectively. Had compensation cost for the stock-based compensation plan been determined based on the fair value of awards (the method described in SFAS No. 123), the reported net loss would have been as shown below:

	Three Months
	Ended September 30,		Years Ended June 30,

	2003	2002	2003	2002

Net loss, as reported	$(180,774)	$(132,777)	$(243,286)	$(1,161,267)
Add: Stock compensation
expense recorded in accordance with APB Opinion No. 25	1,863	—	1,242	—
Deduct: Total stock-based
employee compensation expense determined under fair value based method for all stock options, net of related tax effects	(15,922)	(23,370)	(70,906)	(91,067)

Pro forma net loss	$(194,833)	$(156,147)	$(312,950)	$(1,252,334)

CENTERGISTIC SOLUTIONS, INC.

Notes to Consolidated Financial Statements
(Information with Respect to the Three Months Ended
September 30, 2003 and 2002 is Unaudited)

2.	Summary of Significant Accounting Policies (continued)

Accounting for Stock-based Compensation (continued)

The fair value of each grant is estimated at the grant date using the following assumptions: no stock price volatility; no dividends for all years; risk-free interest rates of 3.99% and 5.50% for the three-month periods ended September 30, 2003 and 2002, respectively, and 3.99% and 5.50% in fiscal years 2003 and 2002, respectively; and expected lives of ten years for all grants.

Income Taxes

The Company utilizes the liability method of accounting for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Deferred income taxes are recognized based on the differences between financial statement and income tax bases of assets and liabilities using the enacted statutory rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Revenue Recognition

Advance contract payments for software services, consisting primarily of software maintenance and support, are recorded as deferred income until the services are provided, at which time the related revenue is recorded. Under the terms of the Company’s license agreements, the Company bundles maintenance and support during the first 90 days with the initial license fee. This bundled revenue is recognized with the sale of the license. All subsequent software maintenance and support is billed separately and recognized ratably over the life of the maintenance period.

Software license fees for site licenses and master license agreements, including those sold through distributors, are recognized as revenue upon delivery of the software, and when remaining obligations are not significant. The Company’s software licensing agreement provides the customer with certain warranty provisions, including a limited time to test the software. If the customer can prove that the software is not functioning, the Company has the opportunity to remedy the problem and, if not resolved, the customer may return the software. Historically, returns have not been significant.

Consulting service revenue is recognized as services are rendered.

CENTERGISTIC SOLUTIONS, INC.

Notes to Consolidated Financial Statements
(Information with Respect to the Three Months Ended
September 30, 2003 and 2002 is Unaudited)

2.	Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections.” SFAS No. 145 rescinds SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. In addition, SFAS No. 145 amends SFAS No. 13 on leasing to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. Provisions of SFAS No. 145 related to the rescission of Statement No. 4 are effective for financial statements issued by the Company after January 1, 2003. The provisions of the statement related to sale-leaseback transactions were effective for any transactions occurring after May 15, 2002. All other provisions of the statement were effective as of the end of the second quarter of 2002. The changes required by SFAS No. 145 have not had any impact on the results of operations, financial position or liquidity of the Company.

In July 2002, SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” was issued. SFAS No. 146 requires companies to recognize costs associated with the exit or disposal of activities as they are incurred rather than at the date a plan of disposal or commitment to exit is initiated. Types of costs covered by SFAS No. 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, facility closing, or other exit or disposal activity. SFAS No. 146 will apply to all exit or disposal activities initiated after December 31, 2002. Adoption of the provisions of SFAS No. 146 has not had any impact on the Company’s financial results.

In May 2003, the SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” was issued. Such statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires mandatory redeemable financial instruments to be classified within the liability section of the balance sheet. The statement is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. Any such transaction entered into subsequent to May 15, 2003 is to be classified immediately within the liability section of the balance sheet. For non-public companies, SFAS No. 150 is effective for fiscal years beginning after December 15, 2003. Upon adoption, the Company does not anticipate a material impact on its consolidated financial statements.

CENTERGISTIC SOLUTIONS, INC.

Notes to Consolidated Financial Statements
(Information with Respect to the Three Months Ended
September 30, 2003 and 2002 is Unaudited)

2.	Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees.” FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation it has undertaken in issuing the guarantee. The Company will apply FIN 45 to guarantees, if any, issued after December 28, 2002. At adoption, FIN 45 did not have any impact on the Company’s consolidated statements of operations and comprehensive income (loss) or financial position.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” FIN 46 requires an investor with a majority of the variable interests in a variable interest entity to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A variable interest entity is an entity in which the equity investors do not have a controlling interest or the equity investment at risk is insufficient to finance the entity’s activities without receiving additional subordinated financial support from the other parties. The Company does not believe that it has any investments in variable interest entities that will require consolidation.

Reclassifications

Certain reclassifications have been made to the June 30, 2002 consolidated statement of operations and comprehensive income (loss) to conform to the presentation used in the current year.

3.	Securities Available for Sale

The carrying amount and fair value of securities available for sale are summarized as follows:

		June 30,

	September 30, 2003	2003	2002

Equity securities	$—	$8,602	$444,344
Less: Gross unrealized losses	—	(3,834)	(36,645)

Fair value		4,768	407,699
Less: Margin debt	—	(1,147)	(123,426)

	$—	$3,621	$284,273

CENTERGISTIC SOLUTIONS, INC.

Notes to Consolidated Financial Statements
(Information with Respect to the Three Months Ended
September 30, 2003 and 2002 is Unaudited)

3.	Securities Available for Sale (continued)

Realized gains and realized losses calculated, using the specific identification method, were as follows:

	Three Months Ended		Years Ended
	September 30,		June 30,

	2003	2002	2003	2002

Realized gains	$—	$—	$—	$—
Realized losses	$2,657	$—	$44,081	$—

4.	Income Taxes

Net deferred taxes as of June 30 consist of the following components:

	2003	2002

Deferred tax liabilities:
Capitalized software development costs	$(122,114)	$(177,681)

Deferred tax assets:
Net operating loss carryforwards	903,340	879,742
Write-down of building	—	94,105
State taxes	12,122	1,978
Accrued expenses	22,137	22,934
Accounts receivable	14,333	21,511
Stock-based compensation	12,157	(7,344)

	964,089	1,012,926
Less valuation allowance	(841,975)	(835,245)

	122,114	177,681

Net deferred tax assets (liabilities)	$—	$—

Components of income tax benefit (provision) for the years ended June 30 are as follows:

	2003	2002

Current:
Federal	$(48,956)	$8,068
State	3,997	5,800

	(44,959)	13,868

Deferred:
Federal	$—	$—
State	—	—

	—	—

	$(44,959)	$13,868

CENTERGISTIC SOLUTIONS, INC.

Notes to Consolidated Financial Statements
(Information with Respect to the Three Months Ended
September 30, 2003 and 2002 is Unaudited)

4.	Income Taxes (continued)

The income tax benefit (provision) differs from the amount of income tax determined by applying the statutory income tax rate due to the following:

	2003	2002

Computed expected statutory expense	$(109,972)	$(394,831)
Increase in rate resulting from:
State income taxes, net of federal benefit	2,638	3,800
Change in valuation allowance	109,359	375,875
Federal income tax refund	(48,956)	—
Other	1,972	1,288

	$44,959	$(13,868)

The Company’s Mexican subsidiary was reorganized in 1997 to be treated for U.S. tax purposes as a pass-through entity. For Mexican tax purposes, this subsidiary files separate income tax returns, which include only the income of that subsidiary. The U.S. federal income tax return includes only domestic taxable income.

At June 30, 2003, the Company had federal and state net operating loss carryforwards of approximately $2.6 million and $1.5 million, respectively, expiring through 2021 and 2006, respectively. Realization of future tax benefits from utilization of the net operating loss carryforwards may be subject to certain limitations if ownership changes occur in the future. As of , the Company has a net operating loss of $122,000 available to offset future Mexican income. The Mexican net operating losses begin to expire in 2003. At , the Company had fully reserved for the net operating losses as a result of reduced estimates of future taxable income of the Mexican subsidiary. As of June 30, 2003, the Company had fully reserved for the domestic net operating losses since management could not determine that they are more likely than not to be realized.

5.	Notes Payable

Term Loan

In fiscal year 2002, the Company had a revolving credit agreement (the “Agreement”) with a bank to provide for short-term financing. Under the terms of the Agreement, the Company could borrow up to $1,000,000, limited to certain percentages of eligible accounts receivable on a company-by-company basis. Interest on the Agreement was at the bank’s prime rate, plus 1.00%. The Agreement was secured by substantially all assets of the Company.

During fiscal 2002, the Company converted the outstanding balance under the Agreement of $385,000 to a term loan with the same bank. The term loan bore interest at 5.75% and matured on August 1, 2002 and was secured by substantially all assets of the Company.

CENTERGISTIC SOLUTIONS, INC.

Notes to Consolidated Financial Statements
(Information with Respect to the Three Months Ended
September 30, 2003 and 2002 is Unaudited)

5.	Notes Payable (continued)

Term Loan (continued)

Through August 1, 2002, the Company was required to maintain a $150,000 certificate of deposit with the bank as a condition to the Agreement and term loan. The aggregate amount of the certificate of deposit, including interest of $21,722 at June 30, 2002, was segregated into a separate caption in the accompanying consolidated balance sheet at June 30, 2002. On August 1, 2002, the balance of the certificate of deposit was offset against the outstanding balance of the term loan and remaining balance, approximately $141,600, was extended to April 2003. As of June 30, 2003, the Company was in default of the term loan. However, on September 9, 2003, the Company paid off this loan in full.

Note Payable

As of June 30, 2002, note payable consisted of a note payable to a bank with a balance of $49,132. Such was due in monthly installments of $4,285, including interest at the bank’s prime rate, plus 1.75%. The note was secured by land and a building, and was paid in full in February 2003 upon sale of the land and building (Note 8).

Notes Payable to Officers

On December 31, 2002, the Company entered into two notes payable to two of its officers for an aggregate $24,975. Such notes bear interest at 6% and the principal and interest are due and payable on demand. These notes are secured by all of the assets of the Company.

Note Payable to Shareholder

In July 2003, the Company agreed to purchase 18,541 shares of common stock from a former employee for $44,420 and issued a secured promissory note payable in such amount. The note bears interest at 5% per annum, and monthly payments in the amount of $2,750 are due and payable on the note commencing after September 30, 2003. As each payment is made, the Company may cancel and retire 1,091 shares. Payment of the note is secured by substantially all of the Company’s assets.

6.	Commitments and Contingencies

Lease Commitments

The Company leases office space and certain office equipment under various operating leases, which expire on various dates through 2008. Total rent expense for the three months ended September 30, 2003 and 2002 was $35,207 and $52,233, respectively, and for the years ended June 30, 2003 and 2002 total rent expense was $186,869 and $203,626, respectively.

CENTERGISTIC SOLUTIONS, INC.

Notes to Consolidated Financial Statements
(Information with Respect to the Three Months Ended
September 30, 2003 and 2002 is Unaudited)

6.	Commitments and Contingencies (continued)

As of June 30, 2003, future commitments under noncancelable operating leases are as follows:

Year Ending June 30,

2004	$102,712
2005	105,527
2006	108,342
2007	104,595
2008	105,223

$526,399

401(k) Plan

The Company offers a 401(k) plan to all employees with at least three months of service and will match 50% of each employee’s contributions, up to 4% of the employee’s salary. The Company paid $4,337 and $3,328 in matching contributions during the three months ended September 30, 2003 and 2002, respectively, and $14,969 and $9,881 for the years ended June 30, 2003 and 2002, respectively.

Employee Stock Ownership Plan

The Company has an employee stock ownership plan (“ESOP”), which covers substantially all employees. The costs of administrating the ESOP are borne by the Company. Annual contributions to the employee stock ownership trust (the “Trust”), which may be made in cash or common stock of the Company, are made at the discretion of the Company’s board of directors. Participants become 20% vested in their account balances after three years of continuous service, and 20% per year thereafter, and become fully vested upon completion of seven years of service. The Company made no contributions to the ESOP during the years ended June 30, 2003 and 2002. Substantially all of the Trust’s assets are invested in the common stock of the Company.

In the event that a terminated plan participant desires to sell his or her shares of the Company’s stock, the Company may be required to repurchase the shares from the participant at their fair market value. During the years ended June 30, 2003 and 2002, the total shares repurchased by the Company were 6,500 and 12,913, respectively. There were no such shares purchased by the Company during the three-month periods ended September 30, 2003 and 2002. The estimated fair value of the 257,575 shares owned by the ESOP at September 30, 2003 and June 30, 2003, including those shares not vested, is approximately $819,000, which is based upon an independent appraisal as of June 30, 2002.

CENTERGISTIC SOLUTIONS, INC.

Notes to Consolidated Financial Statements
(Information with Respect to the Three Months Ended
September 30, 2003 and 2002 is Unaudited)

6.	Commitments and Contingencies (continued)

In July 1997, the Company entered into an employment agreement with a former officer and director, pursuant to which this individual is currently entitled to receive a monthly salary of $1,000. He is also entitled to health insurance and other employee benefits generally available to other employees. His employment agreement as amended, terminates on June 30, 2005, unless sooner terminated upon the occurrence of certain events specified therein. Even if the Company terminates him without cause, his employment agreement provides that he is entitled to continue to receive the monthly salary during the remaining term of his employment agreement.

7.	Stockholders’ Equity

Stock Option Plan

The stockholders of the Company have approved the Centergistic Solutions, Inc. Incentive Stock Option Plan (the “Plan”), which provides for the issuance of up to 250,000 shares of its common stock. Options granted under the Plan are not exercisable until two years after they are issued and expire ten years after the date of issue. The options vest at a rate of 25% per year over a four-year period. At September 30, 2003, 27,650 shares were available for grant under the terms of this Plan.

In January 1998, the stockholders of the Company approved a nonqualified stock option plan for the directors of the Company. The plan provides for issuance of up to 100,000 shares of its common stock to directors. Options are granted based on attendance at board meetings. At September 30, 2003, 70,400 shares were available for grant under the terms of this plan.

A summary of the status of the plans, and changes during the three months ended September 30, is as follows:

	2003		2002

		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Fixed Options	Shares	Price	Shares	Price

Outstanding at beginning of period	250,750	$4.51	205,500	$4.95
Granted	1,200	3.18	800	3.18

Outstanding at end of period	251,950	$4.51	206,300	$4.94

Exercisable at end of period	176,900	$5.10	145,356	$5.23

Weighted average fair value of options granted during the period		$3.18		$3.18

CENTERGISTIC SOLUTIONS, INC.

Notes to Consolidated Financial Statements
(Information with Respect to the Three Months Ended
September 30, 2003 and 2002 is Unaudited)

7.	Stockholders’ Equity (continued)

A summary of the status of the plans, and changes during the years ended June 30, is as follows:

	2003		2002

		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Fixed Options	Shares	Price	Shares	Price

Outstanding at beginning of year	205,500	$4.51	237,100	$4.95
Granted	45,250	2.52	4,400	3.73
Cancelled / expired	—	—	(36,000)	2.96

Outstanding at end of year	250,750	$4.51	205,500	$4.95

Exercisable at end of year	176,700	$5.10	143,800	$5.24

Weighted average fair value of options granted during the year		$2.52		$3.73

A further summary of stock options outstanding at is as follows:

	Options Outstanding			Options Exercisable

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Fixed Options	Outstanding	Life	Price	Exercisable	Price

$2.38 to $3.73	99,150	7.25	$2.99	34,750	$3.44
$4.12 to $6.29	151,600	4.71	5.50	141,950	5.51

	250,750		$4.51	176,700	$5.10

A summary of stock options outstanding at September 30, 2003 is as follows:

	Options Outstanding			Options Exercisable

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Fixed Options	Outstanding	Life	Price	Exercisable	Price

$2.38 to $3.73	100,350	7.27	$2.99	34,750	$3.43
$4.12 to $6.29	151,600	4.71	5.50	142,150	5.51

	251,950		$4.51	176,900	$5.10

CENTERGISTIC SOLUTIONS, INC.

Notes to Consolidated Financial Statements
(Information with Respect to the Three Months Ended
September 30, 2003 and 2002 is Unaudited)

7.	Stockholders’ Equity (continued)

Common Stock Purchase Warrants

In connection with the purchase of Affinitec, the Company issued common stock purchase warrants. The warrants entitle the holder to purchase 130,037 shares of common stock at $6.31 per share, which were exercisable at any time prior to June 17, 2003. None of these warrants were exercised, and such warrants have expired.

In conjunction with a subordinated debt financing with a related party in 1998, the Company issued warrants to purchase 60,000 shares of common stock at $5.41 per share, which are exercisable at any time prior to September 2005. All of these warrants were outstanding at September 30, 2003.

In connection with the agreement to sell the rights to the proceeds from an outstanding lawsuit in fiscal year 2001, the Company issued warrants (the “Fiscal 2001 Warrants”) to purchase 566,000 shares of common stock at $5.75 per share, which are exercisable at any time prior to September 2005. Pursuant to the terms of the Fiscal 2001 Warrants, should the Company issue a warrant or stock option to any person or entity who is not an employee, director or consultant of the Company providing for an exercise price of less than $5.23 per share, then the exercise price of the Fiscal 2001 Warrants shall be reduced to 110% of the lowest such exercise price (the “Anti-dilution Provision”). In accordance with the provisions of SFAS No. 123, the value of the lawsuit warrants was estimated to be $101,332. All of these warrants were outstanding as of September 30, 2003.

Notes Receivable

Notes receivable are due from two officers to purchase stock from another stockholder and are recorded as an offset to stockholders’ equity (deficit). In March 2000, one of the notes was cancelled upon maturity by the officer and the remaining 6,659 shares of common stock to be purchased under the note agreement were retired by the Company. The remaining note bears interest at 6%, is collateralized by the common stock purchased, and is payable in semi-monthly installments. The note was originally due to expire in March 2000, but was subsequently extended through June 2005.

8.	Land and Building Held for Sale

During the year ended June 30, 1999, the Company moved its East Coast branch operations to a single headquarters. As a result, the Company began seeking a buyer for the land and building that was formerly occupied.

CENTERGISTIC SOLUTIONS, INC.

Notes to Consolidated Financial Statements
(Information with Respect to the Three Months Ended
September 30, 2003 and 2002 is Unaudited)

8.	Land and Building Held for Sale (continued)

During fiscal year 2001, the Company wrote down the value of the building by $52,698 to its estimated net realizable value, which was based upon a July 2001 offer to purchase the building for $170,000.

During fiscal year 2003, the Company sold the land and building for net cash proceeds of $148,396. The net loss on the sale was $32,457 and is recorded in the accompanying consolidated statement of operations and comprehensive income (loss). Additionally, the remaining balance of the note payable to a bank (Note 5) was paid in full.

9.	Private Placement of Debt

Subsequent to June 30, 2003 and through September 30, 2003, the Company entered into a total of 16 Note and Warrant Purchase Agreements (the “Agreements”). Under the Agreements, the lenders agreed to loan the Company an aggregate $490,000 in exchange for convertible subordinated promissory notes (the “Notes”). The Notes, excluding all accrued interest, are convertible into shares of common stock of the Company. The principal amount of the Notes are convertible at any time, at the option of the holder, at a price of $3.18 per share. The Notes will automatically convert upon the earlier of the following events: i) the first anniversary date of the Notes or ii) 30 days from the effective date of a registration statement filed by the Company under the Securities Act of 1933, as amended, and the trading of the Company’s common stock on the OTC Bulletin Board. All unpaid principal and any accrued but unpaid interest are due and payable on September 15, 2004. Interest accrues at a rate of 6% per annum and is payable in arrears on February 1, 2004, May 1, 2004 and August 1, 2004.

In consideration for entering into the Notes, the Company also issued warrants (the “Notes Warrants”) entitling the note holder to purchase shares up to an aggregate of 9,253 shares of the Company’s common stock that will be received by the note holder upon conversion of the Notes discussed above. The Notes Warrants are exercisable in whole, but not in part, at any time from the date of issuance of the Notes Warrants and ending on August 1, 2004 at a price of $3.18 per share of common stock. The Company estimated the value of these warrants at $8,618, which is being accreted as non-cash interest expense.

Of the aggregate loan amount of $490,000, an aggregate $70,000 was loaned by two officers and a relative of an officer with an aggregate of 1,322 warrants being issued to such individuals.

CENTERGISTIC SOLUTIONS, INC.

Notes to Consolidated Financial Statements
(Information with Respect to the Three Months Ended
September 30, 2003 and 2002 is Unaudited)

9.	Private Placement of Debt (continued)

In connection with the above-described transactions, the Company paid, as a finders’ fee, $20,750 in cash and issued warrants, exercisable at a price of $3.73 per share to purchase 5,564 shares of common stock. The Company estimated the value of the warrants at $3,915 which was recorded as a debt discount. The finder’s fee and warrants are being accreted as non-cash interest expense.

Pursuant to the Anti-dilution Provision of the Fiscal 2001 Warrants discussed in Note 7, such warrants were repriced to $3.50 upon issuance of the Notes Warrants. As such, the Fiscal 2001 Warrants were revalued in accordance with SFAS No. 123, resulting in additional expense of $82,609. Such amount was recorded as effective interest expense in the accompanying consolidated statement of operations and comprehensive income (loss) for the three months ended September 30, 2003.

On July 1, 2003, the Company also entered into two consulting agreements with Hanover Capital Corp. (“Hanover”) pursuant to which the Company agreed to pay to Hanover a monthly retainer of $5,000 for a period of 12 months, but cancelable by either party at any time with ten days written notice prior to the end of each monthly period. The Company also agreed to issue shares of common stock to Hanover upon effectiveness of a proposed registration statement or Form SB-2. The number of and issuance of such shares is contingent upon effectiveness of such proposed registration statement or Form SB-2.

10.	Events Subsequent to September 30, 2003 (Unaudited)

In October 2003, the Company’s Board of Directors approved the issuance of 47,600 stock options. In November 2003, the stockholders of the Company approved an amendment to the Stock Option Plan (Note 7) whereby the number of issuable shares was increased to 350,000.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Bylaws empower us to indemnify our directors and officers against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with civil or criminal actions, suits or proceedings against such persons by reason of serving or having served as officers, directors, or in other capacities, if such person acted in good faith and in a manner such person reasonably believed to be in our best interests, and in a criminal action or proceeding, had no reason to believe that such person’s conduct was unlawful. If any such person has been successful on the merits in defense of any such action, suit or proceeding, our Bylaws required us to indemnify such person against expenses actually and reasonably incurred in connection therewith. Indemnification as provided in our Bylaws shall be made only as authorized in a specific case and upon a determination that the person met the applicable standards of conduct. We are also empowered under our Articles of Incorporation and Bylaws to enter into indemnifications agreements with our directors, officers, employees and other agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

     In addition, our Articles of Incorporation provide that, to the fullest extent permitted by California law, our directors will not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us and our shareholders. This provision in the Articles of Incorporation does not eliminate the duty of care, and in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under California law. Each director will continue to be subject to liability for breach of the director’s duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct or knowing or culpable violations of law that the director believes to be contrary to our best interests or the best interests of our shareholders, for acts or omissions involving a reckless disregard for the director’s duty to us or our shareholders when the director was aware or should have been aware of a risk of serious injury us or our shareholders, or an unexcused pattern of inattention that amounts to an abdication of the director’s duty to us or our shareholders, for improper transactions between the director and us or for improper distributions to shareholders and loans to directors and officers, or for acts or omissions by the director as an officer. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION(1)

SEC registration fees	$130
Printing expenses(2)	6,000
Legal expenses	50,000
Accounting fees	30,000
Transfer agent fees	1,000
Miscellaneous expenses	370

Total	$87,500

(1)	All expenses, except the SEC registration fee, are estimated.

(2)	Includes Edgarizing expenses.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

          Described below is information regarding all securities that have been issued by the Registrant since June 30, 2000.

     (a)  In August, 2000, the Registrant issued common stock purchase warrants to purchase 566,000 shares of common stock at an exercise price of $5.75 per share, subsequently reduced to $3.50 per share upon triggering of antidilution provisions, to Venture Communications Corporation in connection with the sale and assignment to

I-1

Venture Communications Corporation of all of the Registrant’s rights to a judgment awarded to the Registrant in a lawsuit filed by the Registrant against Siemens Corporation.

     (b)  In September, 2003, the Registrant sold units consisting of the Registrant’s convertible promissory notes in the aggregate principal amount of $490,000 and warrants, exercisable at a price of $3.18 per share, to purchase an aggregate of 9,252 shares of common stock, to a total of 16 investors for an aggregate purchase price of $490,000. The Registrant paid $20,750 in cash and issued warrants, exercisable at a price of $3.73 per share, to purchase 5,564 shares of common stock to The Bosphorous Group, Inc., as a finders fee in connection with the sale of the units. The names of the investors, each of whom represented that he or she was accredited and/or sophisticated, and the dollar amount of the units purchase by them is as follows:

Trayboard Holdings	$50,000
Junkin Trust	$25,000
Thomas J. and Nancy J. McMillian	$15,000
Atlas Family Trust	$25,000
Greg Foncesa	$50,000
Kurt Rexius	$50,000
Thomas Ole Dial	$25,000
George H. Maley	$25,000
Bette Jane Maley	$25,000
MKB Associates, Inc.	$10,000
David M. Cunningham	$10,000
The Bosphorous Group, Inc.	$30,000
Campbell Family Trust	$25,000
WMC Investments, LLC	$50,000
Leonard J. Brutocao	$25,000
Lenawee Trust	$50,000

$490,000

     (c)  In July, 2003, we entered into two consulting agreements with Hanover Capital Corp. pursuant to which we agreed to issue a total of 350,000 shares of Common Stock to Hanover Capital Corp. in consideration of consulting services rendered. The number of shares which we agreed to issue to Hanover Capital Corp. gives effect to a split of our outstanding common stock to be effected prior to the effective date of this registration statement.

     (d)  Through September 30, 2003, the Registrant granted options under its 1996 and 1992 Stock Option Plans to purchase a total of 222,350 shares. The options were granted to a total of 14 employees, including officers, of the Registrant.

     (e)  Through September 30, 2003, the Registrant granted options under its 1998 Nonemployee Directors Stock Option Plan to purchase a total of 29,600 shares. The options were granted to a total of 5 nonemployee directors of the Registrant.

     The sales of securities discussed in (a)-(c) above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) and Rule 506 of Regulation D promulgated thereunder as transactions by an issuer not involving any public offering. The issuance of the securities described in (d)-(e) above were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 under the Securities Act as transactions by an issuer in compensatory circumstances and also in reliance upon Rule 506 of Regulation D.

          The recipients of the above-described securities represented their intention to acquire the securities for investment only and not with a view to distribution thereof. In each instance, the offer and sales were made without any public solicitation, and all the stock certificates bear restrictive legends. All recipients either received information about the Registrant or had adequate access through employment or other relationship to information about the Registrant.

ITEM 27. EXHIBIT INDEX

EXHIBIT NO.	TITLE

3.1	Articles of Incorporation of the Registrant.
3.2	Certificate of Amendment of Articles of Incorporation of the Registrant.
3.3	Certificate of Amendment of Articles of Incorporation of the Registrant.
3.4	Certificate of Amendment of Articles of Incorporation of the Registrant.
3.5	Certificate of Amendment of Articles of Incorporation of the Registrant.
3.6	Certificate of Amendment of Articles of Incorporation of the Registrant.
3.7	Certificate of Amendment of Articles of Incorporation of the Registrant.
3.8	Certificate of Amendment of Articles of Incorporation of the Registrant.
3.9	Certificate of Amendment of Articles of Incorporation of the Registrant.
3.10	Bylaws of the Registrant
5.1	Opinion of Day & Campbell, LLP*
10.1	Lease Agreement with Park Orangewood LLC dated June 17, 2003.
10.2	Consulting Agreement with Hanover Capital Corp dated July 1, 2002.
10.3	Consulting Agreement with Hanover Capital Corp. dated July 1, 2003.
10.4	Consulting Agreement with The Bosphorous Group, Inc. dated August 1, 2002.
10.5	Consulting Agreement with The Bosphorous Group, Inc. dated October 1, 2003.
10.6	Common Stock Purchase Warrant with The Bosphorous Group dated September 1, 2003.
10.7	Common Stock Purchase Warrant with Venture Communications Corporation dated June 26, 1998.
10.8	Common Stock Purchase Warrant with Lenawee Trust dated June 26, 1998.
10.9	Common Stock Purchase Warrant with Venture Communications Corporation dated September 27, 2000.
10.10	1996 Stock Option Plan and First Amendment thereto.
10.11	1998 Non-Employee Directors Stock Option Plan.
10.12	Executive Employment Agreement with Ricardo G. Brutocao dated May 1, 1988.
10.13	Form of Convertible Subordinated Promissory Note of the Registrant dated September 1, 2003 issued to certain lenders to evidence loans in the aggregate principal amount of $490,000.
10.14	Form of Common Stock Purchase Warrant of the Registrant dated September 1, 2003 issued to holders of the Registrant’s Convertible Subordinated Promissory Notes to purchase an aggregate of 9,252 shares of the Registrant’s common stock.
10.15	Secured Promissory Note of the Registrant dated July 1, 2003 payable to Al Wild in the principal amount of $44,220,28.
10.16	Secured Promissory Note of the Registrant dated December 31, 2002 payable to Ricardo G. Brutocao in the principal amount of $16,875.
10.17	Secured Promissory Note of the Registrant dated December 31, 2002 payable to David M. Cunningham in the principal amount of $8,100.
10.18	Distribution Agreement with Dacon Electronics Limited dated August 1, 2000.
21	Subsidiaries of the Registrant.
23.1	Consent of Day & Campbell, LLP, included in Exhibit 5.1.*
23.2	Consent of Haskell & White LLP.

*	to be filed by amendment

ITEM 28. UNDERTAKINGS

          The Registrant hereby undertakes:

          (a) That insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registration of expenses incurred or paid by a director, officer or controlling person to the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (b) That subject to the terms and conditions of Section 13(a) of the Securities Exchange Act of 1934, it will file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

          (c) That any post-effective amendment filed will comply with the applicable forms, rules and regulations of the Commission in effect at the time such post-effective amendment is filed.

          (d) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (e) That, for the purpose of determining any liability under the Securities Act, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (f) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in Orange, California, on December 19, 2003.

Centergistic Solutions, Inc.

By:	/s/ Ricardo G. Brutocao

Ricardo G. Brutocao, President

     In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on December 19, 2003.

Signature	Title

/s/ Ricardo G. Brutocao Ricardo G. Brutocao	President (chief executive officer) and Director

/s/ David M. Cunningham David M. Cunningham	Chief Operating Officer, Chief Financial Officer (principal accounting officer) and Director

/s/ Jerome Fahey Jerome Fahey	Director

/s/ Jay Kurtz Jay Kurtz	Director

/s/ William J. Battison William J. Battison	Director

Exhibit Index

EXHIBIT NO.	TITLE

3.1	Articles of Incorporation of the Registrant.
3.2	Certificate of Amendment of Articles of Incorporation of the Registrant.
3.3	Certificate of Amendment of Articles of Incorporation of the Registrant.
3.4	Certificate of Amendment of Articles of Incorporation of the Registrant.
3.5	Certificate of Amendment of Articles of Incorporation of the Registrant.
3.6	Certificate of Amendment of Articles of Incorporation of the Registrant.
3.7	Certificate of Amendment of Articles of Incorporation of the Registrant.
3.8	Certificate of Amendment of Articles of Incorporation of the Registrant.
3.9	Certificate of Amendment of Articles of Incorporation of the Registrant.
3.10	Bylaws of the Registrant
5.1	Opinion of Day & Campbell, LLP*
10.1	Lease Agreement with Park Orangewood LLC dated June 17, 2003.
10.2	Consulting Agreement with Hanover Capital Corp dated July 1, 2002.
10.3	Consulting Agreement with Hanover Capital Corp. dated July 1, 2003.
10.4	Consulting Agreement with The Bosphorous Group, Inc. dated August 1, 2002.
10.5	Consulting Agreement with The Bosphorous Group, Inc. dated October 1, 2003.
10.6	Common Stock Purchase Warrant with The Bosphorous Group dated September 1, 2003.
10.7	Common Stock Purchase Warrant with Venture Communications Corporation dated June 26, 1998.
10.8	Common Stock Purchase Warrant with Lenawee Trust dated June 26, 1998.
10.9	Common Stock Purchase Warrant with Venture Communications Corporation dated September 27, 2000.
10.10	1996 Stock Option Plan and First Amendment thereto.
10.11	1998 Non-Employee Directors Stock Option Plan.
10.12	Executive Employment Agreement with Ricardo G. Brutocao dated May 1, 1988.
10.13	Form of Convertible Subordinated Promissory Note of the Registrant dated September 1, 2003 issued to certain lenders to evidence loans in the aggregate principal amount of $490,000.
10.14	Form of Common Stock Purchase Warrant of the Registrant dated September 1, 2003 issued to holders of the Registrant’s Convertible Subordinated Promissory Notes to purchase an aggregate of 9,252 shares of the Registrant’s common stock.
10.15	Secured Promissory Note of the Registrant dated July 1, 2003 payable to Al Wild in the principal amount of $44,220.28.
10.16	Secured Promissory Note of the Registrant dated December 31, 2002 payable to Ricardo G. Brutocao in the principal amount of $16,875.
10.17	Secured Promissory Note of the Registrant dated December 31, 2002 payable to David M. Cunningham in the principal amount of $8,100.
10.18	Distribution Agreement with Dacon Electronics Limited dated August 1, 2000.
21	Subsidiaries of the Registrant.
23.1	Consent of Day & Campbell, LLP, included in Exhibit 5.1.*
23.2	Consent of Haskell & White LLP.

*	to be filed by amendment